UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 10

GENERAL FORM FOR REGISTRATION OF SECURITIES

Pursuant to Section 12(b) or 12(g) of the Securities Exchange Act of 1934

KMP Futures Fund I LLC

(Exact name of registrant as specified in its charter)

Delaware	13-7075398
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

900 King Street, Suite 100, Rye Brook, New York	10573
(Address of principal executive offices)	(Zip Code)

(914) 307-7000

(Registrant’s telephone number, including area code)

With copies to:

Lawrence S. Block	Timothy P. Selby, Esq.
Senior Vice President and General Counsel	Alston & Bird LLP
Kenmar Preferred Investments Corp.	90 Park Avenue
900 King Street, Suite 100	New York, New York 10016
Rye Brook, New York 10573	Telephone: (212) 210-9494
Telephone: (914) 307-7020	Facsimile: (212) 210-9444
Facsimile: (914) 307-4045

Securities to be registered pursuant to Section 12(b) of the Act: None

Securities to be registered pursuant to Section 12(g) of the Act:

Limited Liability Company Interests

Title of class

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See definitions of “large accelerated filer,” “accelerated filer” and “smaller reporting company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer	☐	Accelerated filer	☐

Non-accelerated filer	☐	Smaller reporting company	☒

KMP FUTURES FUND I LLC

FORM 10

i

ITEM 1.	BUSINESS

This report on Form 10 (the “Report”) includes forward-looking statements that reflect the current expectations of Kenmar Preferred Investments Corp., the managing member (the “Managing Member”) of the KMP Futures Fund I LLC, a Delaware limited liability company (“Registrant”), about the future results, performance, prospects and opportunities of Registrant. The Managing Member has tried to identify these forward-looking statements by using words such as “may,” “will,” “expect,” “anticipate,” “believe,” “intend,” “should,” “estimate” or the negative of those terms or similar expressions. These forward-looking statements are based on information currently available to the Managing Member and are subject to a number of risks, uncertainties and other factors, both known, such as those described in this Report, and unknown, that could cause Registrant’s actual results, performance, prospects or opportunities to differ materially from those expressed in, or implied by, these forward-looking statements.

You should not place undue reliance on any forward-looking statements. Except as expressly required by the federal securities laws, the Managing Member undertakes no obligation to publicly update or revise any forward-looking statements or the risks, uncertainties or other factors described in this Report, as a result of new information, future events or changed circumstances or for any other reason after the date of this Report.

Registrant

KMP Futures Fund I LLC was formed as a Delaware limited liability company on November 20, 2006 under the name “WCM Pool LLC”. It changed its name to “KMP Futures Fund I LLC” on November 2, 2009. The principal offices of Registrant and the Managing Member are located at 900 King Street, Suite 100, Rye Brook, New York 10573, and their telephone number is (914) 307-7000.

Registrant has an investment objective of increasing the value of its Interests over the long term (capital appreciation), while controlling risk and volatility. To attempt to achieve its investment objective, Registrant engages in the speculative trading of a diversified portfolio of futures, forward (including interbank foreign currencies) and options contracts and other derivative instruments and may, from time to time, engage in cash and spot transactions.

Registrant’s Objectives

Registrant’s objectives are:

•	Significant profits over time;

•	Performance volatility commensurate with profit potential;

•	Controlled risk of loss; and

•

Diversification within a traditional portfolio, typically consisting entirely of “long” equity and debt positions and reduced dependence on a single nation’s economy, by accessing global financial, commodity and other non-financial futures markets.

Registrant’s potential for aggressive capital growth arises from the profit possibilities offered by the global futures, forward and options markets and the skills of the professional trading organization(s) selected to manage the assets of Registrant. The fact that Registrant can profit from both rising and falling markets adds an element of profit potential that is not present in long-only strategies. However, Registrant can also incur losses from both rising and falling markets that adds to the risk of loss. In addition to its profit potential and risk of loss, Registrant also could help reduce the overall volatility, or risk, of a portfolio. By investing in markets that operate independently from U.S. stock and bond markets (and therefore, may be considered as non-correlated), Registrant may provide positive returns even when U.S. stock and bond markets are experiencing flat to negative performance and may provide negative returns even when U.S. stock and bond markets are experiencing flat to positive performance. Non-correlation should not be confused with negative correlation, where the performance would be exactly opposite between Registrant and U.S. stock and bond markets.

Registrant is structured to substantially eliminate the administrative burden that would otherwise be involved if you engaged directly in futures, forward or options transactions. Among other things, you will receive directly from the Managing Member monthly unaudited financial reports and an annual audited financial statement (setting forth, in addition to certain other information, the Net Asset Value per Interest, trading profits or losses and the expenses of Registrant for the period) as well as all tax information relating to Registrant necessary for you to complete your federal income tax returns. The approximate Net Asset Value per Interest may be available at times other than month-end from the Managing Member upon request.

The Managing Member makes no guarantee that the investment objectives for Registrant will be achieved.

Past performance is not necessarily indicative of future results.

The Managing Member

Under Registrant’s Amended and Restated Limited Liability Operating Agreement (the “LLC Operating Agreement”), Registrant has delegated to the Managing Member the exclusive management and control of all aspects of the business of Registrant.

Kenmar Preferred Investments Corp., a Delaware corporation and commodity pool operator, serves as Managing Member of Registrant. The Managing Member originally was formed in 1983 as a New York corporation under the name “Kenmar Advisory Corp.” It subsequently changed its name to “Preferred Investment Solutions Corp” and more recently to its current name. Its predecessor and affiliates have been sponsoring and managing single- and multi-advisor funds for over two decades. The principal office of Registrant is c/o Kenmar Preferred Investments Corp., 900 King Street, Suite 100, Rye Brook, New York 10573. The telephone number of Registrant and the Managing Member is (914) 307-7000.

The Managing Member has substantial experience in selecting and monitoring trading advisors, asset allocation and overall portfolio design using quantitative and qualitative methods. Winton Capital Management LLC, or the Advisor, implements a proprietary strategy in the markets of its choice. Registrant has access to global futures, forward (including interbank foreign currencies) and options trading with the ability rapidly to deploy and redeploy its capital across different sectors of the global economy.

In addition to selecting the Advisor, the Managing Member monitors the trading activity and performance of the Advisor and adjusts the overall leverage at which Registrant trades. The commitment of Registrant to the Advisor may exceed 100% of Registrant’s total equity if the Managing Member decides to strategically allocate notional equity to such Advisor(s). This may result in increased profits or larger losses than would otherwise result. There likely will be periods in the markets during which it is unlikely that the Advisor will be profitable. By having the ability to leverage Registrant’s market commitment to below its actual equity during such periods, the Managing Member could help preserve capital while awaiting more favorable market cycles. The Managing Member currently does not intend to use notional equity.

In addition to monitoring the trading and performance of the Advisor, the Managing Member also performs ongoing due diligence with respect to the Advisor. If the Managing Member determines that the Advisor has departed from its program or stated trading methodology or has exceeded its stated risk parameters, the Managing Member, on behalf of Registrant, will take such actions as it deems appropriate, which may include terminating the Advisor. Similarly, if the Managing Member’s ongoing due diligence leads the Managing Member to determine that it is in the best interests of Registrant to add an additional advisor, it will do so in its sole discretion. If the Managing Member concludes, based upon its perception of market or economic conditions, that it is appropriate to allocate assets of Registrant to a different trading program run by the Advisor, it will do so. The Managing Member may select a replacement if the Advisor resigns or is terminated, or may select additional advisors in its discretion.

The Advisor

Trading for Registrant is directed by Winton Capital Management LLC pursuant to its Diversified Program. The Diversified Program employs a computer-based system to engage in the speculative trading of approximately 120 international futures, options and forwards markets, government securities such as bonds, as well as certain over the counter, or OTC, instruments, which may include foreign exchange and interest rate forward contracts and swaps. In this document, the contracts and products in which Winton trades are referred to generally as “Financial Instruments.”

Winton was founded on the principle that robust statistical research provides the richest and most reliable source of information on market behavior. Consistent with this belief, Winton has invested heavily in research in an ongoing effort to refine, improve and further develop its statistical and mathematical models and trading procedures and methods. Winton’s eleven year track record has been achieved during several periods of high volatility and some difficult market conditions.

Background of Winton and its Trading and Operational Principals

Winton Capital Management Limited, a limited liability company registered in England and Wales, became registered with the CFTC as a commodity trading advisor, or CTA, in January 1998 and as a commodity pool operator in December 1998. It is also a member of the NFA and is authorized and regulated by the Financial Services Authority in the United Kingdom, or the FSA.

Winton has its principal office and maintains all books and records at 1-5 St. Mary Abbot’s Place, London W8 6LS, United Kingdom. Its telephone number is 011-44-20-7610-5350 and its telefax number is 011-44-20-7610-5301.

Winton’s principals are David W. Harding, Martin J. Hunt, Anthony H. Daniell, Gurpreet Jauhal, Matthew Beddall, Rajeev Patel, Osman Murgian and two of his family-owned companies, Amur (Jersey) Limited and Samur (Jersey) Limited.

Overview of the Winton Diversified Trading Program

The investment objective of the Diversified Program is to achieve long-term capital appreciation through compound growth. This goal is achieved by pursuing a diversified trading scheme that does not rely upon favorable conditions in any particular market, nor on market direction.

The Diversified Program seeks to combine highly liquid Financial Instruments offering positive but low Sharpe ratios (meaning that profits have been achieved with a certain level of risk) and generally low correlation over the long term to other markets such as equities and fixed income.

The Diversified Program tracks approximately 120 diversified, highly liquid Financial Instruments. At any point in time, it may be holding long or short positions or hold no position at all in each of the markets it follows. Currently, the Diversified Program’s portfolio consists mainly of positions in the following futures markets: stock indices; bonds; short-term interest rates; currencies; precious and base metals; grains; livestock; energy and agricultural products. In addition, the Diversified Program may trade in certain OTC instruments, such as, but not limited to, forward contracts on foreign exchange and interest rates and swaps. In addition, the Diversified Program may trade in government securities such as bonds and other similar instruments. Through its research initiatives, Winton is constantly looking for new opportunities to add eligible markets to the portfolio, thus further increasing the portfolio’s diversification.

The Futures Clearing Broker

UBS Securities LLC serves as futures clearing brokers to Registrant. In its capacity as futures clearing broker, UBS Securities executes and clears Registrant’s futures and options transactions and performs certain administrative services for Registrant.

The Foreign Exchange Prime Broker

UBS AG Inc. serves as foreign exchange prime broker to Registrant. In its capacity as foreign exchange prime broker, UBS AG clears Registrant’s foreign exchange forward transactions and performs certain administrative services for Registrant.

The Administrator

Spectrum Global Fund Administration, L.L.C., a Delaware limited liability company located at 33 West Monroe – Suite 1000, Chicago, IL, USA, 60603, and 8415 Pulsar Place Suite 400, Columbus, Ohio 43240. (the “Administrator”), is the administrator of Registrant and provides certain administration and accounting services pursuant to the terms of a Services Agreement with Registrant dated as of May 23, 2007. The Administrator performs or supervises the performance of services necessary for the operation and administration of Registrant (other than making investment decisions), including administrative and accounting services. Spectrum also calculates Registrant’s Net Asset Value and the Net Asset Value per Interest. In addition, the Administrator maintains certain books and records of Registrant, including certain books and records required by CFTC Rule 4.23(a), at its offices located as specified above

Fees and Expenses

Management Fee

Registrant pays to the Managing Member in advance a monthly management fee equal to  1/12 th of 6% (6% per annum) of the Net Asset Value (defined below) of Registrant as of the beginning of the month.

“Net Asset Value” is the total assets in Registrant less total liabilities of Registrant, each determined on the basis of accounting principles generally accepted in the United States of America.

Advisor’s Fees

Registrant pays the Advisor a monthly base fee in arrears equal to  1/12 of 2.00% (2.00% per annum) of the assets under management of the Advisor at the end of each.

Registrant pays the Advisor an incentive fee equal to 20% of the New High Net Trading Profits (defined below) generated by the Advisor, including realized and unrealized gains and losses, as of the close of business on the last day of each calendar. The incentive fees will be paid quarterly in arrears.

“New High Net Trading Profits” (for purposes of calculating an Advisor’s incentive fees) will be computed as the close of business of the last day of each calendar quarter, or the Incentive Measurement Date, and will include such profits (as outlined below) since the immediately preceding Incentive Measurement Date (or, with respect to the first Incentive Measurement Date, since commencement of operations of Registrant or the date the Advisor commenced trading activities for Registrant), or each an Incentive Measurement Period. New High Net Trading Profits for any Incentive Measurement Period will be the net profits, if any, from the Advisor’s trading during such period (including (i) realized trading profit (loss) plus or minus (ii) the change in unrealized trading profit (loss) on open positions), and will be calculated after the determination of certain transaction costs attributable to the Advisor’s trading activities and the Advisor’s management fee, but before deduction of any incentive fees payable during the Incentive Measurement Period. New High Net Trading Profits will not include interest earned or credited on the assets allocated to the Advisor.

New High Net Trading Profits will be generated only to the extent that the cumulative New High Net Trading Profits achieved by the Advisor exceed the highest level of cumulative New High Net Trading Profits achieved by such Advisor as of a previous Incentive Measurement Date. Except as set forth below, net losses from prior quarters must be recouped before New High Net Trading Profits can again be generated.

If a withdrawal or distribution occurs or if the Advisory Agreement is terminated at any date that is not an Incentive Measurement Date, the date of the withdrawal or distribution or termination will be treated as if it were an Incentive Measurement Date, but any incentive fee accrued in respect of the withdrawn assets on such date shall not be paid to the Advisor until the next scheduled Incentive Measurement Date. New High Net Trading Profits for an Incentive Measurement Period shall exclude capital contributions allocated to the Advisor in an Incentive Measurement Period, distributions or redemptions paid or payable from the Advisor’s account during an Incentive Measurement Period, as well as losses, if any, associated with redemptions, distributions, and reallocations of assets during the Incentive Measurement Period and prior to the Incentive Measurement Date (and any loss carry-forward attributable to the Advisor will be reduced in the same proportion that the value of the assets allocated away from the Advisor comprises of the value of the assets allocated to the Advisor prior to such allocation away from the Advisor). In calculating New High Net Trading Profits, incentive fees paid for a previous Incentive Measurement Period will not reduce cumulative New High Net Trading Profits in subsequent periods.

Through December 31, 2009, the Advisor’s incentive fee is calculated at the Member level. Beginning January 1, 2010, the Advisor’s incentive fee will be calculated at the Registrant level. The Managing Member has determined that any difference in each Member’s loss carryforward in Registrant as of December 31, 2009 will be immaterial. As such, to reduce administrative costs, the Managing Member has determined to allocate the loss carryforward equally based on each Member’s pro rata interest in Registrant as of December 31, 2009.

Brokerage Commissions and Fees

Registrant pays to the clearing brokers all brokerage commissions, including applicable exchange fees, NFA fees, give-up fees, pit brokerage fees and other transaction related fees and expenses charged in connection with Registrant’s trading activities. On average, total charges paid to the clearing brokers are expected to be less than $10.00 per round-turn trade, although the clearing broker’s brokerage commissions and trading fees will be determined on a contract-by-contract basis. The exact amount of such brokerage commissions and trading fees to be incurred is impossible to estimate and will vary based upon a number of factors including the trading frequency of each Advisor, the types of instruments traded, transaction sizes, degree of leverage employed and transaction rates in effect from time to time.

Routine Operational, Administrative and Other Ordinary Expenses

Registrant pays all of its routine operational, administrative and other ordinary expenses, including, but not limited to, (i) legal, bookkeeping, accounting, custodial, administration (including, without limitation, the costs and expenses of the Administrator), auditing, tax preparation charges and related charges of the Registrant (including reimbursement of the Managing Member on a reasonable time-spent basis, for certain legal, accounting, administrative and registrar and transfer agent work performed by certain of the Managing Member’s personnel for and on behalf of the Registrant), (ii) expenses associated with the continued offering of its Interests, which include but are not limited to expenses enumerated in (i), as well as printing, solicitation and other related expenses, (iii) investment related expenses, including, but not limited to brokerage commissions, “bid-ask” spreads, mark-ups, margin interest and other transactional charges and clearing fees, as well as banking, sales and purchase commissions and charges and exchange fees, fees and charges of other custodians and clearing agencies, interest and commitment fees on loans and debit balances, income taxes, withholding taxes, transfer taxes and other governmental charges and duties, and other transactional charges and clearing fees incurred by a Advisor on behalf of Registrant, Registrant’s pro rata share of the expenses of any Access Fund into which it invests, and any due diligence expenses incurred in selecting and monitoring the Advisor and any Access Funds, (iv) operational and overhead expenses of Registrant, including but not limited to, photocopying, postage, and telephone expenses, (v) preparation of monthly, quarterly, annual and other reports required by applicable Federal and state regulatory authorities, (vi) Registrant meetings and preparing, printing and mailing of proxy statements and reports to Members, (vii) client relations and services, and (viii) computer equipment, system maintenance and other technology-related expenses.

Extraordinary Fees and Expenses

Registrant pays all its extraordinary fees and expenses, if any, and its allocable portion of all extraordinary fees and expenses of Registrant generally, if any, as determined by the Managing Member. Extraordinary fees and expenses are fees and expenses that are non-recurring and unusual in nature, such as legal claims and liabilities and litigation costs and any permitted indemnification payments related thereto. Extraordinary fees and expenses shall also include material expenses that are not currently anticipated obligations of Registrant or of managed futures funds in general, such as the payment of partnership taxes or governmental fees associated with payment of such taxes. Routine operational, administrative and other ordinary expenses will not be deemed extraordinary expenses. Any fees and expenses imposed on Registrant due to the status of an individual shall be paid by such individual or Registrant, not the Managing Member.

Expense Cap

Brokerage commissions and fees, routine operational, administrative and other ordinary expenses, other than the Management Fee, the fees to be paid to the Registrant’s Advisor(s) and extraordinary fees and expenses, are limited to 1.5% of average Net Asset Value per annum. In the event fees and expenses for such items exceed such amount, the Managing Member will pay such amounts.

Redemption Charge

There is no redemption charge in respect of Interests.

Conflicts

General

The Managing Member has not established any formal procedure to resolve conflicts of interest. Consequently, investors will be dependent on the good faith of the respective parties subject to such conflicts to resolve them equitably. Although the Managing Member attempts to monitor these conflicts, it is extremely difficult, if not impossible, for the Managing Member to ensure that these conflicts do not, in fact, result in adverse consequences to Registrant.

The Managing Member

Other Investment Products Sponsored by the Managing Member and its Affiliates

The Managing Member and its affiliates sponsor and operate other commodity pools and alternative investment products. The Managing Member and its principals and affiliates have investments in certain of such products. The Managing Member has a conflict of interest in allocating its own resources among different clients. The Managing Member cannot and will not devote all of its time or resources to the management of the business and affairs of Registrant but intends to devote sufficient time and resources properly to manage the business and affairs of Registrant consistent with its fiduciary duties to Registrant and the Managing Member’s other clients.

Registrations of Certain Principals of the Managing Member with Affiliates

Certain principals of the Managing Member are registered with affiliates of the Managing Member. Such principals have a conflict of interest in allocating their time among the Managing Member and its affiliates, and each of the Managing Member’s and such affiliates’ clients. Such principals cannot and will not devote all of their time or resources to the management of the business and affairs of Registrant but intend to devote sufficient time and resources properly to manage the business and affairs of Registrant consistent with their duties to Registrant and the other clients of the Managing Member and its affiliates.

The Advisor

Other Clients and Business Activities of the Advisor

The Advisor and its principals each devote their business time to ventures in addition to managing the assets of Registrant.

The Advisor may have a conflict of interest in rendering advice to Registrant because of other accounts managed or traded by it or its affiliates, including accounts owned by its principals, which may be traded differently from the account of Registrant. Certain of these accounts may pay more or less in fees than others and certain of these accounts may have allocated significantly larger amounts to trading by Winton. The Advisor may thus have financial incentives to favor certain accounts over Registrant.

Winton intends to use the same general methods and strategies to trade the accounts of all its clients in the Diversified Program, although smaller accounts may not be fully diversified and certain accounts may elect not to take positions in all the markets included in the Program. In rendering trading advice, Winton will never knowingly or deliberately favor the account of one client over another. Winton will allocate trades to accounts using a proprietary algorithm. The aim of this algorithm is to achieve an average price for transactions as close as mathematically possible to the mean for each account. This takes the form of an optimization process where the objective is to minimize the variation in the average allocated price for each account. On occasion, it may direct the FCM for the accounts to apply its own neutral order allocation system to assign trades. Partial fills are allocated in proportion to account size.

However, this is not to say that all accounts beginning at the same time with the same level of funding will achieve the same rates of return over the short-term. The reason is that over the short-term Winton’s algorithmic allocation system may result in some accounts receiving better fills than others.

Proprietary Trading

Winton does not engage in proprietary trading but does permit its principals and employees to undertake Personal Account Dealing under limited circumstances and in compliance with certain guidelines.

Application of Speculative Position Limits

All accounts managed and controlled by Winton are combined (that is, aggregated) for position limit purposes. Winton believes that established position limits will not adversely affect its trading for clients. However, the possibility exists that from time to time Winton’s trading decisions may have to be modified and that positions it holds or controls may have to be liquidated to avoid exceeding applicable position limits. If the application of position limits were to affect Winton’s trading decisions, it would attempt to modify its recommendations in such a way so as not to affect disproportionately the performance of any one client account compared with that of any other account managed or controlled by Winton or its principals.

Brokers and Dealers Selected by Advisor

The Advisor may require, as a condition of its retention, that the account of Registrant which it trades must trade through specific executing brokers with which the Advisor has ongoing business dealings. The Advisor may have a conflict of interest between insisting on the use of such brokers and using the brokers most advantageous for Registrant.

The Advisor may execute a number of the trades for the account of Registrant which they trade through affiliated floor brokers or foreign exchange dealers, which will be compensated for their trading services.

The Clearing Broker, the Futures Broker and Executing Brokers

Any clearing broker, including the clearing broker, any futures broker, including the futures broker, and any executing broker selected by an Advisor may act from time to time as a commodity broker for other accounts with which it is affiliated or in which it or one of its affiliates has a financial interest. The compensation received by the clearing broker, the futures broker and executing brokers from such accounts may be more or less than the compensation received for brokerage and forward trading services provided to Registrant. In addition, various accounts traded through the clearing broker, the futures broker and executing brokers (and over which their personnel may have discretionary trading authority) may take positions in the futures markets opposite to those of Registrant or may compete with Registrant for the same positions. The clearing broker, the futures broker and executing brokers may have a conflict of interest in their execution of trades for Registrant and for other customers. The Managing Member will, however, not retain any clearing broker or futures broker for Registrant which the Managing Member has reason to believe would knowingly or deliberately favor any other customer over Registrant with respect to the execution of commodity trades.

The clearing broker, the futures broker and executing brokers will benefit from executing orders for other clients, whereas Registrant may be harmed to the extent that the clearing broker, the futures broker and executing brokers have fewer resources to allocate to Registrant’s accounts due to the existence of such other clients.

Certain officers or employees of the clearing broker, the futures broker and executing brokers may be members of Interested States commodities exchanges and/or serve on the governing bodies and standing committees of such exchanges, their clearinghouses and/or various other industry organizations. In such capacities, these officers or employees may have a fiduciary duty to the exchanges, their clearinghouses and/or such various other industry organizations that could compel such employees to act in the best interests of these entities, perhaps to the detriment of Registrant.

Proprietary Trading/Other Clients

The Managing Member, the Advisor, the Clearing Broker, the Futures Broker and their respective principals and affiliates may trade in the commodity markets for their own accounts and for the accounts of their clients, and in doing so may take positions opposite to those held by Registrant or may compete with Registrant for positions in the marketplace. Such trading may create conflicts of interest on behalf of one or more such persons in respect of their obligations to Registrant. Records of proprietary trading and trading on behalf of other clients will not be available for inspection by Members.

Because the Managing Member, the Advisor, the clearing Broker, the Futures Broker and their respective principals and affiliates may trade for their own accounts at the same time that they are managing the accounts of Registrant, prospective investors should be aware that, as a result of a neutral allocation system, testing a new trading system, trading their proprietary accounts more aggressively or other activities not constituting a breach of fiduciary duty, such persons may from time to time take positions in their proprietary accounts which are opposite, or ahead of, the positions taken for Registrant.

Ancillary Business Arrangements between the Managing Member and the Advisor

The Managing Member and the Advisor may have business arrangements between them that do not directly relate to Registrant’s business. For example, the Managing Member or its affiliates may sponsor other investment funds that employ the Advisor. In addition, an affiliate of the Managing Member may act as the selling agent for an investment fund operated by the Advisor. These business arrangements may present a disincentive for the Managing Member to terminate the Advisor even though termination may be in the best interest of Registrant for which they trade.

No Distributions

The Managing Member has discretionary authority over all distributions made by Registrant. In view of Registrant’s objective of seeking significant capital appreciation, the Managing Member currently does not intend to make any distributions. Greater management fees will be generated to the benefit of the Managing Member and the Advisor if Registrant’s assets are not reduced by distributions to the Members.

Incentive Fees

The Incentive Fee arrangement between Registrant and the Advisor may create an incentive for the Advisor to make trading decisions that are more speculative or subject to a greater risk of loss than would be the case if no such arrangement existed.

Unified Counsel

Registrant and the Managing Member have been represented by unified counsel. To the extent that this offering could benefit by further independent review, such benefit will not be available in this offering.

Competition

Registrant competes with other private and publicly offered commodity pools, as well as other alternative investments such as REITs and oil and gas limited partnerships and hedge funds. Registrant operates in a competitive environment in which it faces several forms of competition, including, without limitation:

•	Registrant competes with other commodity pools and other investment vehicles for investors.

•	The Trading Advisor may compete with other traders in the markets in establishing or liquidating positions on behalf of Registrant.

Employees

Registrant has no employees. Management and administrative services for Registrant are performed by the Managing Member or third parties pursuant to the LLC Operating Agreement.

ITEM 1A.	RISK FACTORS

This section includes the principal risk that you will face as an investor in Registrant. The Interests are speculative and involve a high degree of risk. They are suitable only for persons who can afford to lose their entire investment.

(1) You Should Not Rely on Past Performance

The commodity trading advisor selected by the Managing Member to manage the assets of Registrant has a performance history through the date of its selection. You must consider, however, the uncertain significance of past performance, and you should not rely on the Trading Advisor’s or the Managing Member’s performance record to date for predictive purposes. You should not assume that the Trading Advisor’s future trading decisions will create profit, avoid substantial losses or result in performance for Registrant that is comparable to the Trading Advisor’s or to the Managing Member’s past performance. In fact, as a significant amount of academic study has shown, futures funds more frequently than not under-perform the past performance records.

Because you and other investors will acquire and redeem Interests at different times, you may experience a loss on your Interest even though Registrant as a whole is profitable and even though other investors in Registrant experience a profit. The past performance of Registrant may not be representative of your investment experience in it.

Registrant has a limited operating history upon which to evaluate your investment. Although past performance is not necessarily indicative of future results, if Registrant had a material amount of performance history, such performance history might provide you with more information on which to evaluate an investment in Registrant. Because Registrant has no material performance history, you will have to make your decision to invest in Registrant without such information.

(2) Price Volatility May Possibly Cause the Total Loss of Your Investment

Futures and forward contracts have a high degree of price variability and are subject to occasional rapid and substantial changes. Consequently, you could lose all or substantially all of your investment in Registrant.

(3) Speculative and Volatile Markets Combined With Highly Leveraged Trading May Cause Registrant to Incur Substantial Losses

The markets in which Registrant trades are speculative, highly leveraged and involve a high degree of risk. The Trading Advisor’s trading considered individually involves a significant risk of incurring large losses, and there can be no assurance that Registrant will not incur such losses.

Futures and forward prices are volatile. Volatility increases risk, particularly when trading with leverage. Trading on a highly leveraged basis, even in stable markets involves risk; doing so in volatile markets necessarily involves a substantial risk of sudden, significant losses. Due to such leverage, even a small movement in price could cause large losses for Registrant. Market volatility will increase the potential for large losses. Market volatility and leverage mean that Registrant could incur substantial losses, potentially impairing its equity base and ability to achieve its long-term profit objectives even if favorable market conditions subsequently develop.

In addition to the leveraged trading described above, the Managing Member has the ability to further increase the leverage of Registrant by allocating notional equity to the Trading Advisor (in a maximum amount of up to 20% of net asset value), which would then permit the Trading Advisor to trade the account of Registrant as if more equity were committed to such accounts than is, in fact, the case. Although the Managing Member has the option to allocate additional notional equity to the Trading Advisor, the Managing Member has no current plans to do so.

(4) High Leverage Embodied in Futures Trading May Exacerbate Losses

The low margin deposits normally required in futures trading (typically between 2% and 15% of the value of the contract purchased or sold) permit an extremely high degree of leverage. Accordingly, a relatively small price movement in a contract may result in immediate and substantial losses to the investor. For example, if at the time of purchase 10% of the price of a futures contract is deposited as margin, a 10% decrease in the price of the contract would, if the contract is then closed out, result in a total loss of the margin deposit before any deduction for brokerage commissions. A decrease of more than 10% would result in a loss of more than the total margin deposit and trigger a margin call. Thus, like other leveraged investments, any trade may result in losses in excess of the amount invested.

Futures margin differs in important ways from the term as used in the securities industry. Futures margin represents a good faith deposit made by both the buyer and seller of the futures contract that they will perform as required by the terms of the contract. In contrast, stock margin represents a borrowing from the broker to enable the buyer to pay the full price of his purchase on the settlement date. This borrowing necessitates the payment of interest at a rate that may rise if credit becomes tight or may compel the borrower to sell his or its investment prematurely if the lender experiences a financial crisis and can no longer extend credit. Neither of these risks occurs with futures margin which is typically not borrowed. The Trading Advisor has developed and implemented numerous strategies for attempting to manage risk. Among these, monitoring and lowering, when appropriate, an account’s margin-to-equity ratio offers an opportunity to reduce the level of risk taken. Nonetheless, there is no debating that trading these leveraged instruments demands care and skill and may not be subject to successful risk reduction under all circumstances.

(5) Trading in Options on Futures

Although successful options trading requires many of the same skills required for successful futures trading, the risks involved may be somewhat different. Options trading may be restricted in the event that trading in the underlying futures contract becomes restricted, and options trading may itself be illiquid at times, irrespective of the condition of the market in the underlying future, making it difficult to offset (i.e., liquidate) an option position. In addition, the purchaser of an option is subject to the risk of losing his entire premium. An option writer (or seller of the option) is subject to a potentially unlimited risk if he does not own the underlying future at the time he sells a call option and must purchase the future in a rising market if the option is exercised.

(6) Because Registrant Does Not Acquire Any Asset with Intrinsic Value, the Positive Performance of Your Investment Is Wholly Dependent Upon an Equal and Offsetting Loss

Futures and forward trading is a risk transfer economic activity. For every gain there is an equal and offsetting loss rather than an opportunity to participate over time in general economic growth. Unlike most alternative investments, an investment in Registrant does not involve acquiring any asset with intrinsic value. Overall stock and bond prices could rise significantly and the economy as a whole prospers while Registrant trades unprofitably.

(7) Market Conditions May Impair Profitability

The trading systems used by the Trading Advisor is a technical, trend-following method. The profitability of trading under these systems depends on, among other things, the occurrence of significant price trends which are sustained movements, up or down, in futures and forward prices. Such trends may not develop; there have been periods in the past without price trends. The likelihood of the Interests being profitable could be materially diminished during periods when events external to the markets themselves have an important impact on prices. During such periods, the Trading Advisor’s historic price analysis could establish positions on the wrong side of the price movements caused by such events.

(8) Trading is Not Transparent

The trading decisions in respect of Registrant are made the Trading Advisor. While the Managing Member receives daily trade confirmations from the clearing broker and foreign exchange dealers, such information is not provided to Members and Registrant’s trading results are reported to the Members monthly. Accordingly, an investment in Registrant does not offer you the same transparency, i.e., an ability to review all investment positions daily, that a personal trading account offers. The Managing Member may (but is under no obligation to) provide estimated daily or weekly values to Members.

(9) Registrant is subject to Speculative Position Limits

The Commodity Futures Trading Commission (“CFTC”) and U.S. futures exchanges have established speculative position limits (referred to as “position limits”) on the maximum position in certain futures interest contracts that may be held or controlled by any one person or group. Therefore, the Trading Advisor may have to reduce the size of its position in one or more futures contracts in order to avoid exceeding such position limits, which could adversely affect the profitability of Registrant.

(10) Possible Illiquid Markets May Exacerbate Losses

Futures and forward positions cannot always be liquidated at the desired price. It is difficult to execute a trade at a specific price when there is a relatively small volume of buy and sell orders in a market. A market disruption, such as when foreign governments may take or be subject to political actions which disrupt the markets in their currency or major exports, can also make it difficult to liquidate a position. Periods of illiquidity have accrued from time-to-time in the past, such as in connection with Russia’s default on its sovereign debt in 1998. Such periods of illiquidity and the events that trigger them are difficult to predict and there can be no assurance that the Trading Advisor will be able to do so.

There can be no assurance that market illiquidity will not cause losses for Registrant. The large size of the positions which the Trading Advisor is expected to acquire for Registrant increases the risk of illiquidity by both making its positions more difficult to liquidate and increasing the losses incurred while trying to do so.

The risk of loss due to potentially illiquid markets is more acute in respect of over-the-counter instruments than in respect of exchange-traded instruments because the performance of those contracts is not guaranteed by an exchange or clearinghouse and Registrant will be at risk to the ability of the counterparty to the instrument to perform its obligations thereunder. Because these markets are not regulated, there are no specific standards or regulatory supervision of trade pricing and other trading activities that occur in those markets.

(11) Systematic Trading Strategies May Incur Substantial Losses

A systematic trader will generally rely to some degree on judgmental decisions concerning, for example, what markets to follow and commodities to trade, when to liquidate a position in a contract which is about to expire and how large a position to take in a particular commodity. Although these judgmental decisions may have a substantial effect on a systematic trader’s performance, such trader’s primary reliance is on trading programs or models that generate trading signals. The systems utilized to generate trading signals are changed from time to time (although generally infrequently), but the trading instructions generated by the systems being used are followed without significant additional analysis or interpretation. Therefore, systematic trading may incur substantial losses by failing to capitalize on market trends that their systems would otherwise have exploited by applying their generally mechanical trading systems by judgmental decisions of employees. Furthermore, any trading system or trader may suffer substantial losses by misjudging the market. Systematic traders tend to rely on computerized programs, and some consider the prospect of disciplined trading, which largely removes the emotion of the individual trader from the trading process, advantageous. Due to their reliance upon computers, systematic traders are generally able to incorporate a significant amount of data into a particular trading decision. However, when fundamental factors dominate the market, trading systems may suffer rapid and severe losses due to their inability to respond to such factors until such factors have had a sufficient effect on the market to create a trend of enough magnitude to generate a reversal of trading signals, by which time a precipitous price change may already be in progress, preventing liquidation at anything but substantial losses.

The program utilized by the Trading Advisor is a systematic trading strategy.

(12) Competition with Other Technical and Trend-Following Traders

The Trading Advisor’s trading system incorporates technical analysis and trend-following, two trading methods that have gained increasing popularity among advisors. The significant growth in the number of such traders has translated into greater competition for the Trading Advisor in identifying and executing orders promptly to take advantage of profitable opportunities in the markets. Furthermore, the number of traders competing in the same market has the effect of decreasing the profit available in each trade as demand pushes up the price of a long contract and pushes down the price of a short contract.

(13) Other Limitations on Technical Analysis

The profitability of technical analysis generally depends upon the accurate forecasting of major price moves or trends in prices. However, there is no assurance that trends will develop in the markets followed by the Trading Advisor or that they will be forecast accurately. Furthermore, on occasion fundamental rather than technical factors may drive prices. A strict reliance on technical analysis may cause the Trading Advisor to misperceive the factors motivating market behavior.

(14) Non-Discretionary Versus Discretionary Systems

The Diversified Program follows a primarily non-discretionary system. This means that trading signals are automatically generated by its models and, except in extreme situations, are followed to the letter. The Trading Advisor has found that the absence of discretion promotes greater consistency in performance and lessens the opportunity for less reliable anecdotal evidence and personal judgment to influence decision-making. In unusual market situations, the Trading Advisor reserves the right to deviate from its automatic system. This raises the possibility that the Trading Advisor may misinterpret when an unusual market situation has occurred and take actions that cause rather than prevent losses.

(15) The Limits of a Research-Based System

A unique aspect of the Trading Advisor’s approach to trading is its heavy emphasis on research. Over half of its employees devote some or all of their time to identifying nuances in market patterns, rigorously testing hypotheses and refining models in order to give an edge to the Diversified Program’s trading system. However, research is generally linked to what has occurred in the past. To the extent a market deviates from its accustomed response to an event or the event itself is unusual, extreme or never before experienced by the market, the value of a research-based methodology will lessen. The clearest recent example is the subprime market fiasco beginning in mid-2007 which continues to produce an adverse impact on financial institutions and markets to a degree never before seen or even anticipated.

The constant evolution of markets represents a second factor influencing the benefits of a research-based system of trading. Unexpected price jumps have accompanied the transition from floor based to all-electronic markets. New contract rules and new market participants, both hedgers and speculators, have also impacted the way markets act and react. These changes are not easily discerned until an identifiable pattern forms. The Trading Advisor has concluded that the value of its research efforts far outweighs any limitations. However these limitations must be acknowledged.

(16) The Limits of Risk Management Systems

A carefully designed and executed risk management system is critical to the success of any trading method. With this in mind, the Trading Advisor has approached the management of risk from many different perspectives. Nevertheless, risk management is not the same as eliminating risk. It is virtually impossible to eliminate risk whereas lowering risk may be possible in most situations. Accordingly, the Trading Advisor believes that it will continue to experience monthly, quarterly and even annual drawdowns despite its highly developed system of risk management.

(17) Failure of Futures and Foreign Exchange Trading to be Non-Correlated to General Financial Markets Will Eliminate Benefits of Diversification

Historically, managed futures and foreign exchange generally have been non-correlated to the performance of other asset classes such as stocks and bonds. Non-correlation means that there is no statistically valid relationship between the past performance of futures and forward contracts on the one hand and stocks or bonds on the other hand. Non-correlation should not be confused with negative correlation, where the performance would be exactly opposite between two asset classes. Because of this non-correlation, Registrant can be expected to be profitable during unfavorable periods for the stock market, or vice-versa. The futures and forward markets are fundamentally different from the securities markets in that for every gain in futures and forward trading, there is an equal and offsetting loss. If Registrant does not perform in a manner non-correlated with the general financial markets or does not perform successfully, you will obtain no diversification benefits by investing in the Interests and Registrant may have no gains to offset your losses from other investments.

(18) Trading on Commodity Exchanges Outside the Interested States is Not Subject to U.S. Regulation

The Trading Advisor may engage in some or all of its trading on commodity exchanges outside the United States. Trading on such exchanges is not regulated by any United States governmental agency and may involve certain risks not applicable to trading on United States exchanges. In trading contracts denominated in currencies other than U.S. dollars, Registrant will be subject to the risk of adverse exchange-rate movements between the dollar and the functional currencies of such contracts. Additionally, trading on foreign exchanges is also subject to the risk of exchange controls, expropriation, excessive taxation or government disruption. Investors could incur substantial losses from trading on foreign exchanges by Registrant to which such investors would not have been subject had the Trading Advisor limited its trading to U.S. markets.

(19) Failure or Lack of Segregation of Assets May Increase Losses

The Commodity Exchange Act, as amended, or the CEA, requires a futures commission merchant, or FCM or clearing broker, to segregate all funds received from customers from such broker’s proprietary assets. If the clearing broker fails to do so, the assets of Registrant might not be fully protected in the event of their bankruptcy. Furthermore, in the event of the clearing broker’s bankruptcy, Registrant could be limited to recovering only a pro rata share of all available funds segregated on behalf of the clearing broker’s combined customer accounts, even though certain property specifically traceable to Registrant (for example, Treasury bills deposited by Registrant with the clearing broker as margin) was held by the clearing broker. The clearing broker has been the subject of certain regulatory and private causes of action.

In the event of the FCM’s, bankruptcy, Registrant may recover a pro-rata share or none of its assets.

(20) Default by Counterparty and Credit Risk Could Cause Substantial Losses

Dealers in forward contracts are not regulated by the CEA and are not obligated to segregate customer assets. As a result, Members do not have such basic protections with respect to the trading in forward contracts by Registrant. This lack of regulation in these markets could expose Registrant in certain circumstances to significant losses in the event of trading abuses or financial failure by the counterparties.

Registrant also faces the risk of non-performance by the counterparties to the over-the-counter contracts. Unlike in futures contracts, the counterparty to these contracts is generally a single bank or other financial institution, rather than a clearing organization backed by a group of financial institutions. As a result, there will be greater counterparty credit risk in these transactions. The clearing member, clearing organization or other counterparty may not be able to meet its obligations, in which case Registrant could suffer significant losses on these contracts.

(21) Possible FCM Failure

Under CFTC regulations, FCMs are required to maintain clients’ assets in a segregated account. If a Diversified Program client’s FCM fails to do so, the client may be subject to a risk of loss of Registrants on deposit with the client’s FCM in the event of its bankruptcy. In addition, under certain circumstances, such as the inability of another client of the FCM or the FCM itself to satisfy substantial deficiencies in such other client’s account, a client may be subject to a risk of loss of Registrants on deposit with the client’s FCM. In the case of any such bankruptcy or client loss, a client might recover, even in respect of property specifically traceable to the client, only a pro rata share of all property available for distribution to all of the FCM’s clients.

(22) Forwards, Swaps, Hybrids and Other Derivatives are Not Subject to CFTC Regulation

Registrant may trade foreign exchange contracts in the interbank market. Since forward contracts are traded in unregulated markets between principals, Registrant also assumes the risk of loss from counterparty nonperformance. In the future, Registrant may also trade swap agreements, hybrid instruments and other off-exchange contracts. Swap agreements involve trading income streams such as fixed rate or floating rate interest. Hybrids are instruments that combine features of a security with those of a futures contract. The dealer market for off-exchange instruments is becoming more liquid. Because there is no exchange or clearing house for these contracts, Registrant will be subject to the credit risk and nonperformance of the counterparty. Additionally, because these off-exchange contracts are not regulated by the CFTC, Registrant will not receive the protections that are provided by the CFTC’s regulatory scheme.

There may be an additional risk due to the fact Registrant may trade foreign exchange contracts off-exchange and, as such, does not have protection of an exchange. There is also the additional risk that the assets held with the clearing broker for trading off-exchange foreign currencies are not required to be segregated.

Registrant may also trade options on futures. Although successful options trading requires many of the same skills as successful futures trading, the risks are different. Successful options trading requires a trader to assess accurately near-term market volatility because that volatility is immediately reflected in the price of outstanding options. Correct assessment of market volatility can therefore be of much greater significance in trading options than it is in many long-term futures strategies where volatility does not have as great an effect on the price of a futures contract.

(23) Foreign Exchange Currency Trading is Not Subject to CFTC Regulation

The Trading Advisor may trade its programs by entering into spot and forward transactions involving currencies with United States and foreign banks and currency dealers, or it may enter into such transactions for hedging purposes. As with the risks involved in forward contracts (see above), trading in spot and forward foreign exchange transactions is not regulated by the CFTC and such contracts are not traded on or guaranteed by an exchange or its clearing house.

(24) Fees and Commissions are Charged Regardless of Profitability and May Result in Depletion of Registrant’s Assets

Registrant is subject to the fees and expenses described herein which are payable irrespective of profitability in addition to incentive fees which are payable to the Trading Advisor based on the Trading Advisor’s profitability and not on the profitability of Registrant as a whole. Such fees and expenses include the Managing Member’s management fee of 6% and the Trading Advisor’s base fee of 2%. In addition, Registrant is subject to an incentive fee equal to 20% of net profits on a cumulative high water mark basis. The Trading Advisor’s fees are based on a variety of factors, including the fees the Trading Advisor charges to other clients.

Registrant is also subject to brokerage fees and administrative expenses. On Registrant’s forward trading, “bid-ask” spreads are incorporated into the pricing of Registrant’s forward contracts by its counterparties in addition to the brokerage fees paid by Registrant. It is not possible to quantify the “bid-ask” spreads paid by Registrant because Registrant cannot determine the profit its counterparty is making on the forward trades into which it enters. Consequently, the expenses of Registrant could, over time, result in significant losses to your investment therein. You may never achieve profits.

(25) Reliance on the Advisor to Trade Successfully

The Trading Advisor is responsible for making all futures, forwards, and options trading decisions on behalf of Registrant. The Managing Member has no control over the specific trades the Trading Advisor may make, leverage used, risks and/or concentrations assumed or whether the Trading Advisor will act in accordance with the disclosure documents or descriptive materials furnished by it to the Managing Member. The Managing Member can provide no assurance that the trading program employed by the Trading Advisor will be successful.

(26) Increase in Assets Under Management May Affect Trading Decisions

The more equity the Trading Advisor manages, the more difficult it may be for the Trading Advisor to trade profitably because of the difficulty of trading larger positions without adversely affecting prices and performance. Accordingly, such increases in equity under management may require the Trading Advisor to modify trading decisions for Registrant that could have a detrimental effect on your investment.

(27) You Cannot be Assured of the Advisor’s Continued Services Which May Be Detrimental to Registrant

You cannot be assured that the Trading Advisor will be willing or able to continue to provide advisory services to Registrant for any length of time. There is severe competition for the services of qualified trading advisors, and Registrant may not be able to retain satisfactory replacement or additional trading advisors on acceptable terms or the Advisor may require Registrant to pay higher fees in order to be able to retain the Trading Advisor. The Managing Member may either terminate the Trading Advisor upon 30 days’ prior written notice, or upon shorter notice, if for cause. The Trading Advisor has the right to terminate the Advisory Agreement in its discretion at any time for cause.

(28) Limited Ability to Liquidate Your Investment

There is no secondary market for the Interests. While the Interests may be redeemed, there are restrictions. For example, Interests may be redeemed only as of the close of business on the last business day of a calendar month provided a Request for Redemption is received at least five business days prior to the end of such month excluding the last business day of the month.

Transfers of Interests are subject to limitations, such as 30 days’ advance notice of any intent to transfer. Also, the Managing Member may deny a request to transfer if it determines that the transfer may result in adverse legal or tax consequences for Registrant.

(29) Various Actual and Potential Conflicts of Interest May Be Detrimental to Members

Registrant is subject to actual and potential conflicts of interests involving the Managing Member, the Trading Advisor, and various brokers. The Managing Member, the Trading Advisor, and their respective principals, all of which are engaged in other investment activities, are not required to devote substantially all of their time to Registrant’s business, which also presents the potential for numerous conflicts of interest with Registrant. As a result of these and other relationships, parties involved with Registrant have a financial incentive to act in a manner other than in the best interests of Registrant and its Members. The Managing Member has not established any formal procedure to resolve conflicts of interest. Consequently, investors will be dependent on the good faith of the respective parties subject to such conflicts to resolve them equitably. Although the Managing Member attempts to monitor these conflicts, it is extremely difficult, if not impossible, for the Managing Member to ensure that these conflicts do not, in fact, result in adverse consequences to Registrant.

Registrant may be subject to certain conflicts with respect to its clearing broker, its futures broker, and any executing broker including, but not limited to, conflicts that result from receiving greater amounts of compensation from other clients, purchasing opposite or competing positions on behalf of third party accounts traded through the clearing broker, the futures broker and executing brokers.

Selling agents will be entitled to ongoing compensation as a result of their clients holding Interests, so a conflict exists between their interest in maximizing compensation and in advising their clients to make investment decisions in such clients’ best interests.

(30) Members Taxed Currently

Members are subject to tax each year on their allocable share of the income or gains (if any) of Registrant, whether or not they receive distributions. Moreover, the Managing Member does not intend to make any distributions to Members. Consequently, Members will be required either to redeem Interests or to make use of other sources of funds to discharge their tax liabilities in respect of any profits earned by Registrant.

In comparing the profit objectives of Registrant with the performance of more familiar securities in which one might invest, prospective investors must recognize that if they purchased equity or debt, there probably would be no tax due on the appreciation in the value of such holdings until disposition. In the case of Registrant, on the other hand, a significant portion of any appreciation in the net asset value per Interest must be paid in taxes by the Members every year, resulting in a substantial cumulative reduction in their net after-tax returns. Because Members will be taxed currently on their allocable share of the income or gains of Registrant, if any, Registrant may trade successfully but investors nevertheless would have recognized significantly greater gains on an after-tax basis had they invested in conventional stocks with comparable performance.

The performance information included in this Memorandum is presented exclusively on a pre-tax basis.

(31) Limitation on Deductibility of “Investment Advisory Fees”

Non-corporate Members may be required to treat the amount of incentive fees, management fees, and other expenses of Registrant as “investment advisory fees” which may be subject to substantial restrictions on deductibility for federal income tax purposes. In the absence of further regulatory or statutory clarification, the Managing Member is not classifying these expenses as “investment advisory fees,” but this is a position to which the Internal Revenue Service (the “IRS”) may object. If a substantial portion of the fees and other expenses of Registrant were characterized as “investment advisory fees,” an investment in Registrant might no longer be economically viable.

(32) Taxation of Interest Income Irrespective of Trading Losses

The net asset value per interest reflects the trading profits and losses as well as the interest income earned and expenses incurred by Registrant. However, losses on Registrant’s trading will be almost exclusively capital losses, and capital losses are deductible against ordinary income only to the extent of $3,000 per year in the case of non-corporate taxpayers and cannot be used to offset any ordinary income in the case of a corporate Member. Consequently, if a non-corporate Member had, for example, an allocable trading (i.e., capital) loss of $10,000 in a given fiscal year and allocable interest (i.e., ordinary) income (after reduction for expenses) of $5,000, the Member would have incurred a net loss in the net asset value of such Member’s Interests equal to $5,000 but would recognize taxable income of $2,000 (assuming a 40% tax rate). The limited deductibility of capital losses for non-corporate Members could result in such Members having a tax liability in respect of their investment in Registrant despite incurring a financial loss on their Interests.

(33) Possibility of a Tax Audit of Both Registrant and the Members

There can be no assurance that the tax returns of Registrant will not be audited by the IRS. If such an audit results in an adjustment, Members could themselves be audited as well as being required to pay additional taxes, interest and possibly penalties.

Investors are strongly urged to consult their own tax advisers and counsel with respect to the possible tax consequences to them of an investment in Registrant; such tax consequences may differ in respect of different investors.

(34) Regulatory Changes or Actions May Alter the Nature of an Investment in Registrant

Considerable regulatory attention has been focused on non-traditional investment pools, in particular commodity pools. There has been significant international governmental concern expressed regarding, for example, (i) the disruptive effects of speculative trading on the central banks’ attempts to influence exchange rates and (ii) the need to regulate the derivatives markets in general. There is a possibility of future regulatory changes altering, perhaps to a material extent, the nature of an investment in Registrant.

The futures markets are subject to comprehensive statutes, regulations, and margin requirements. In addition, the CFTC and the exchanges are authorized to take extraordinary actions in the event of a market emergency, including, for example, the retroactive implementation of speculative position limits or higher margin requirements, the establishment of daily price limits and the suspension of trading. The regulation of futures and forward transactions in the United States is a rapidly changing area of law and is subject to modification by government and judicial action. The effect of any future regulatory change on Registrant is impossible to predict, but could be substantial and adverse.

(35) Lack of Independent Experts Representing Investors

The Managing Member has consulted with counsel, accountants and other experts regarding the formation and operation of Registrant. No counsel has been appointed to represent you in connection with the offering of the Interests. Accordingly, you should consult your own legal, tax and financial advisers regarding the desirability of an investment in Registrant.

(36) Possibility of Termination of Registrant Before Expiration of its Stated Term

Registrant will be dissolved upon the insolvency, bankruptcy, dissolution or withdrawal of the Managing Member, unless a substitute Managing Member were obtained in accordance with the LLC Operating Agreement. Additionally, the Managing Member has the authority to dissolve Registrant in its sole discretion. The occurrence of such an event could cause you to liquidate your investments and upset the overall maturity and timing of your investment portfolio. Additionally, if the registrations with the CFTC or memberships in the National Futures Association (“NFA”) of the Managing Member or the clearing broker were revoked or suspended, such entity would no longer be able to provide services to Registrant.

ITEM 2.	FINANCIAL INFORMATION

(a) Selected Financial Data.

Not Applicable.

(b) Management’s Discussion and Analysis of Financial Condition and Results of Operations.

Critical Accounting Policies

General

Preparation of the financial statements and related disclosures in compliance with accounting principles generally accepted in the United States of America requires the application of appropriate accounting rules and guidance. Applying these policies requires the Managing Member to make judgments, estimates and assumptions in connection with the preparation of Registrant’s financial statements. Actual results may differ from the estimates used.

The Managing Member has evaluated Registrant’s financial statements and related disclosures and has determined that the policies discussed below are critical accounting policies because they involve estimates, judgments and assumptions that are particularly complex, subjective or uncertain. For further discussion of Registrant’s significant accounting policies, see Note 2 to Registrant’s financial statements for the year ended December 31, 2008, which are filed as Exhibit 99.2 hereto.

The valuation of Registrant’s investments that are not traded on a United States or internationally recognized futures exchange is a critical accounting policy. The market values of futures (exchange traded) contracts is verified by Registrant’s administrator, which obtains valuation data from third party data providers such as Bloomberg, Reuters and Super Derivatives and compares those prices with Registrant’s clearing broker. The market value of currency swap and forward (non-exchange traded) contracts is extrapolated on a forward basis from the spot prices quoted as of 4 p.m. on the last business day of the reporting period. All values assigned by the administrator and confirmed by the Managing Member are final and conclusive as to all of Registrant’s Members.

As such, if actual results vary from estimates used, they are not anticipated to have a material impact on the financial statements and related disclosures.

SFAS 157

In September 2006, the Financial Accounting Standards Board (“FASB”) issued Statement of Financial Accounting Standards (“SFAS”) No. 157 (“SFAS 157”), “Fair Value Measurements.” SFAS 157 requires use of a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value into three levels: quoted market prices in active markets for identical assets and liabilities (Level 1), inputs other than quoted market prices that are observable for the asset or liability, either directly or indirectly (Level 2), and unobservable inputs for the asset or liability (Level 3). SFAS 157 is effective for financial statements issued for fiscal years beginning after November 15, 2007.

In October 2008, the FASB issued FASB Staff Position FAS 157-3, “Determining the Fair Value of a Financial Asset When the Market for That Asset Is Not Active” (“FSP FAS 157-3”). FSP FAS 157-3 clarified the application of SFAS 157. FSP FAS 157-3 demonstrated how the fair value of a financial asset is determined when the market for that financial asset is inactive. FSP FAS 157-3 was effective upon issuance, including prior periods for which financial statements had not been issued. The Managing Member evaluated the impact of adopting FSP FAS 157-3 and its impact on the Registrant’s financial statements. The adoption of this standard did not have an impact on the Registrant’s financial statements.

In April 2009, the FASB issued FASB Staff Position FAS 157-4, “Determining Fair Value When the Volume and Level of Activity for the Asset or Liability Have Significantly Decreased and Identifying Transactions That Are Not Orderly” (“FSP FAS 157-4”). FSP FAS 157-4 clarified the application of SFAS 157. FSP FAS 157-4 provides additional guidance for how the fair value of a financial asset or liability is determined when the volume and level of activity for the asset or liability have significantly decreased and on identifying circumstances that indicate a transaction is not orderly. FSP FAS 157-4 is effective for interim and annual periods after June 15, 2009, with early adoption permitted for periods ending after March 15, 2009, and is to be applied prospectively. Registrant adopted FSP FAS 157-4 effective January 1, 2009. As required, Registrant also adopted FSP FAS 115-2 and FAS 124-2, “Recognition and Presentation of Other-Than-Temporary Impairments,” effective January 1, 2009. The Managing Member evaluated the impact of adopting FSP FAS 157-4 and FSP FAS 115-2 and FAS 124-2 and their impact on Registrant’s financial statements. The adoption of these standards did not have an impact on Registrant’s financial statements.

Registrant adopted SFAS 157 in the first quarter of 2008. Registrant records all investments at fair value in its financial statements, with changes in fair value reported as a component of “Revenues—Unrealized in the Condensed Statements of Operations.” Registrant considers prices for exchange traded commodity futures and options contracts to be based on quoted prices in active markets for identical assets (Level 1). The values of forwards, swaps, and certain option contracts for which market quotations are not readily available are priced by third party data providers such as Bloomberg, Reuters and or Super Derivatives who derive fair values for those assets from observable inputs (Level 2). Level 3 inputs reflect Registrant’s assumptions that it believes market participants would use in pricing the asset or liability. Registrant develops Level 3 inputs based on the best information available in the circumstances, which may include indirect correlation to a market value, combinations of market values or Registrant’s proprietary data. Level 3 inputs generally include information derived through extrapolation or interpolation of observable market data.

The adoption of SFAS 157 had no impact to the items required to be carried at fair value (investments) in Registrant’s financial statements. $100,763 or 100% of the Registrant’s investments at June 30, 2009 are classified as Level 1 and $0 or 0.00% as Level 2 or Level 3 using the fair value hierarchy of SFAS 157. $269,877 or 100% of Registrant’s investments at December 31, 2008 are classified as Level 1 and $0 or 0.00% as Level 2 or Level 3 using the fair value hierarchy of SFAS 157.

Other Critical Accounting Policies

In April 2007, the FASB released FASB Staff Position FIN No. 39-1 “Offsetting of Amounts Related to Certain Contracts” (“FSP FIN 39-1”). FSP FIN 39-1 requires that offsetting of assets and liabilities in the balance sheet is improper except where a right of setoff exists. The application of FSP FIN 39-1 is required for fiscal years beginning after November 15, 2007 and interim period within those fiscal years. The Managing Member evaluated the impact of adopting FSP FIN 39-1 and its impact on the Registrant’s financial statements. The adoption of this standard did not have an impact on the Registrant’s financial statements.

In March 2008, the FASB issued SFAS No. 161, “Disclosures about Derivative Instruments and Hedging Activities – an amendment of FASB Statement No. 133” (“SFAS 161”). SFAS 161 establishes, among other things, the disclosure requirements for derivative instruments and for hedging activities. SFAS 161 is effective for financial statements issued for fiscal years and interim periods beginning after November 15, 2008. The Managing Member evaluated the impact of adopting SFAS 161 and its impact on the Registrant’s financial statements. The adoption of this standard did not have an impact on the Registrant’s financial statements.

In June 2009, the FASB issued SFAS No. 167, “Amendments to FASB Interpretation No. 46(R)” (“SFAS 167”), which modifies how a company determines when an entity that is insufficiently capitalized or is not controlled through voting (or similar rights) should be consolidated. SFAS 167 clarifies that the determination of whether a company is required to consolidate an entity is based on, among other things, an entity’s purpose and design and a company’s ability to direct the activities of the entity that most significantly impact the entity’s economic performance. SFAS 167 requires an ongoing reassessment of whether a company is the primary beneficiary of a variable interest entity. SFAS 167 also requires additional disclosures about a company’s involvement in variable interest entities and any significant changes in risk exposure due to that involvement. SFAS 167 is effective for fiscal years beginning after November 15, 2009 and is effective for the Registrant on January 1, 2010. The Managing Member is evaluating the impact of adopting SFAS 167 and its impact on the Registrant’s financial statements.

Liquidity and Capital Resources

Registrant commenced operations on January 1, 2007. Additional contributions were raised through the continuous offering of Interests.

Subscriptions for Interests for Second Quarter 2009 and the six months ended June 30, 2009 (“Year-To-Date 2009”) were $19,082,000 and $19,082,000, respectively. Subscriptions of Interests for the three months ended June 30, 2008 (“Second Quarter 2008”) and the six months ended June 30, 2008 (“Year-To-Date 2008”) were $0 and $0, respectively.

Interests in Registrant may be redeemed on a monthly basis. Redemptions of Interests for Second Quarter 2009 and Year-To-Date 2009 were $3,881,009 and $5,232,562, respectively. Redemptions of Interests for Second Quarter 2008 and Year-To-Date 2008 were $1,520,398 and $2,532,819, respectively.

At June 30, 2009, 100% of Registrant’s net assets were allocated to commodities trading. A significant portion of Registrant’s net assets was held in cash, which was used as margin for trading in commodities. In as much as the sole business of Registrant is to trade in commodities, Registrant continues to own such liquid assets to be used as margin. The clearing broker and bank credit Registrant with interest income on 100% of its average daily equity maintained in its accounts with the clearing broker and bank during each month at competitive interest rates.

The commodities contracts may be subject to periods of illiquidity because of market conditions, regulatory considerations and other reasons. For example, commodity exchanges limit fluctuations in certain commodity futures contract prices during a single day by regulations referred to as “daily limits.” During a single day, no trades may be executed at prices beyond the daily limit. Once the price of a futures contract for a particular commodity has increased or decreased by an amount equal to the daily limit, positions in the commodity can neither be taken nor liquidated unless traders are willing to effect trades at or within the limit. Commodity futures prices have occasionally moved the daily limit for several consecutive days with little or no trading. Such market conditions could prevent the Registrant from promptly liquidating its commodity futures positions.

Since Registrant’s business is to trade futures and forward contracts, its capital is at risk due to changes in the value of these contracts (market risk) or the inability of counterparties to perform under the terms of the contracts (credit risk). Registrant’s exposure to market risk is influenced by a number of factors including the volatility of interest rates and foreign currency exchange rates, the liquidity of the markets in which the contracts are traded and the relationships among the contracts held. The inherent uncertainty of Registrant’s speculative trading as well as the development of drastic market occurrences could result in losses considerably beyond Registrant’s experience to date and could ultimately lead to a loss of all or substantially all of investors’ capital. The Managing Member attempts to minimize these risks by requiring Registrant and the Trading Advisor to abide by various trading limitations and policies, which include limiting margin amounts, trading only in liquid markets and permitting the use of stop loss provisions. See Note 7 to Registrant’s financial statements for the year ended December 31, 2008, which are filed as Exhibit 99.2 hereto for a further discussion on the credit and market risks associated with Registrant’s futures, forwards and option contracts.

There are no known material trends, demands, commitments, events or uncertainties at the present time that are reasonably likely to result in Registrant’s liquidity increasing or decreasing in a material way.

Registrant intends to raise additional capital only through the sale of Interests offered, and does not intend to raise any capital through borrowing. Due to the nature of Registrant’s business, Registrant does not contemplate making capital expenditures. Registrant does not have, nor does it expect to have, any capital assets. Redemptions, exchanges, and sales of Interests in the future will affect the amount of funds available for investments in futures interests in subsequent periods. It is not possible to estimate the amount, and therefore the impact, of future inflows and outflows of Interests. There are no known material trends, favorable or unfavorable, that would affect, nor any expected material changes to, Registrant’s capital resource arrangements at the present time.

Market Overview

Following is a market overview for Second Quarter 2009 and Second Quarter 2008:

Second Quarter 2009

The second quarter of 2009 displayed snippets of evidence that the US economy had bottomed but the problem remained that two key areas, housing and employment, showed only modest indications of a turnaround. US economic metrics were far from optimistic during the quarter as the unemployment rate rose to 9.5%, and many market participants believe it is possible that it will climb above the double-digit mark during the second-half of 2009. Since December 2007, the US lost approximately 6.5 million jobs, of which 1.3 million were lost in the past quarter. As for the stimulus packages, they are making their way into the economy, but at a snail’s pace. The third quarter could see a larger macro impact.

US Treasury yields steepened through most of the quarter. In May, a downward less-than-expected revision of the first quarter GDP encouraged risk taking and the yield curve hinted the economy was in a recovery cycle. The June Federal Open Market Committee meeting indicated that the Federal Reserve would maintain an accommodative policy through year end and they expressed little concern on inflation. While the yield curve still indicates the economy is in recovery mode, it does not foreshadow a quick “V” shaped recovery but rather an extended “U” pattern. The Federal Reserve kept rates at 0 to 25 basis points through the quarter. The Bank of England and the Bank of Japan (“BOJ”) kept key rates unchanged through the quarter as well. Japan continued in a recession during the quarter but, as in the US and Eurozone, the worst appears to be over. After being criticized for lowering rates only 25 basis points in April, the European Central Bank (“ECB”) cut rates by another 25 basis points to 1.00% in May. Jean Claude Trichet, ECB president, made it apparent they were likely finished cutting rates for the near future.

The US Dollar Index ended the quarter with a loss of approximately 5%. The US currency survived calls from Russia and the other BRIC nations for a so-called “supranational” currency. An increased appetite for risk weighed on the dollar for much of the quarter, although that appeared to lessen toward the end of June. After being annihilated in the first quarter, the pound managed a solid recovery on indications that UK housing may have bottomed. The euro finished the second quarter up approximately 6% on the dollar. The Japanese yen ended the quarter up overall and the BOJ continued to engage in heavy stimulus activity.

It was a positive overall quarter for global equities, however, US equities lost some ground in June in what appeared to be a correction due to concerns surrounding consumers, housing and employment. Energy and financial stocks led the US rally as the Dow Jones Industrial Average, S&P 500 and NASDAQ all gained approximately 11%, 15% and 20%, respectively, for the quarter. A similar pattern unfolded in Europe with modest losses in June within solid quarterly performance. The STOXX 600, a broad measure of European equities, rose approximately 16% during the quarter. The CAC and the DAX closed the quarter with gains as well. In Asia, the Nikkei jumped over 22% as concerns surrounding North Korea’s nuclear program served as only brief interruptions. The particularly volatile Hang Seng rose approximately 23%, while the Australian All Ordinaries Index and Korea’s Kospi rallied as well. Russian stocks recovered as the quarter progressed in a rally that began at the end March. Improved oil prices were a primary motivator of the turnaround.

Crude followed movements of the equity markets, offsetting ongoing demand destruction, which seems to have been discounted by the market. In addition, the weakening US dollar, “economic optimism” based on Asian and US data, continued disruption of output by rebel groups in Nigeria and Chinese stockpiling fueled crude’s rally as it surged approximately 44% within the Dow Jones-UBS

Commodity Index (“DJUBS”) during the quarter. For natural gas, temperatures ran cool in key consuming regions, keeping demand in check. Heating oil ended the quarter with an approximate 28% gain within the DJUBS. Reformulated gasoline had a strong quarter as gasoline at the pump continued to rise but demand still ran down 2.5% from last year. With supplies more than 22% ahead of last year and storage facilities full, natural gas finished the quarter up only 4% within the DJUBS.

Reduced global financial market fears diminished flight-to-safety demand for gold during the second quarter as gold finished relatively flat for the quarter. Silver closed out the period with an approximate 5% gain as jewelry demand was quiet, although there was a slight increase in India’s purchases. China was a periodic buyer. Base metals witnessed overall gains across the board in the quarter, mainly attributable to China’s strategic commodity re-stocking, the weaker US dollar, investment demand and economic optimism. Profits of over 52%, 22%, 18% and 17% for nickel, copper, zinc and aluminum, respectively, within the DJUBS, were showcased through the quarter.

Fear that the H1N1 Influenza (Swine Flu) would somehow be spread overseas from pork products originating in the U.S. led to bans on US pork products, resulting in an approximate 2% loss within the DJUBS during the quarter. For the first half of the quarter, cotton prices reacted bullishly to the uncertain weather conditions and the quarter ended up approximately 15% within the DJUBS. Planting time fears saw grain prices rally in April and May, hitting a nine month high due to the overly wet conditions, which kept farmers from getting their steel in the field. However, once conditions dried out and forecasts for more spring-like weather were predicted, all the upside gains were given back during the month of June as the USDA Planting Acreage Report rattled the agricultural markets. The downside effect on soybeans was not quite as pronounced, however, as this crop can be planted later in the season with much less attributable yield loss. Sugar ended the quarter with profits of over 32% within the DJUBS as prices were driven higher by steady demand patterns out of India, the world’s biggest consumer; changing global weather patterns which threatened production in Brazil, the world’s largest producer; investment interest and a weak US dollar. Coffee finished the quarter up approximately 2% within the DJUBS, attributable to a weak dollar, solid technicals and the relief from a treat of adverse weather.

Second Quarter 2008

While the US may not be in the “official” definition of recession, the tone of the economy was clearly recessionary like in the second quarter 2008, to an even greater degree than in the first quarter. Liquidity problems persisted and concern surrounding the viability of a number of financial institutions pervaded the atmosphere even after the Federal Reserve (“Fed”) bailout of Bear Stearns & Co. Inc in mid-March. Inflation jitters appeared to increase throughout the quarter as crude oil surged over $140 per barrel (“pb”) and food costs increased significantly.

The spread between 10-year treasury notes and inflation-indexed securities, which measures the expected rate of inflation, steadily increased to over 2.5% at the end of June from roughly 2.3% in March. On a slightly positive note, the overall condition and liquidity within the credit markets appeared to improve at least marginally. The Federal Open Market Committee (“FMOC”) appeared to end its rate cut cycle at its June meeting. However, at this point the FMOC does not appear ready to initiate imminent rate increases as reflected in the statement from the June meeting, where the Fed displayed a clear concern for inflationary pressures but at the same time warned of a weakening economy and existing threats to global liquidity. Treasury yields moved steadily higher for much of the quarter before falling back slightly during the final half of June.

The employment picture worsened dramatically as the quarter developed, including an approximate 62,000 decline in June non-farm payroll as the unemployment rate rose to 5.5% versus 5.1% from the first quarter. In addition, weekly unemployment claims surged at the end of June. As for housing, it remains in a highly depressed state with no indication of a bottom in 2008. Manufacturing was mostly challenged with regional data from the New York, Chicago and Philly Fed showing weakness throughout the quarter. On the inflation front, both the Consumer Price Index and Producer Price Index rose during the quarter. The core measures of these indices were slightly more controlled but the energy component stoked inflationary fears. The first quarter Gross Domestic Product was revised up to 1.0% from 0.9% and the second quarter appeared to be tracking between 0.5% and 1.2% at the close of the period.

Currencies: The US dollar remained under pressure during much of June but towards the close of the quarter the dollar displayed some modest strength as both the Treasury and the Fed aggressively nudged a strong dollar policy. There were hints of intervention but none has been forthcoming. Overall for the quarter the euro was still up, closing the quarter over $1.58. The British pound rose to $1.99 as both the euro and pound appear to have put in tops. The Bank of Japan seems to be in a steady holding pattern. The People’s Bank of China extended its long running tight monetary policy and the dollar saw further gains to the yuan in June, extending its streak to twelve consecutive quarters of gains to the yuan. The Canadian dollar rose slightly in the second quarter while the Australian dollar was near a twenty-five year high. Meanwhile, the New Zealand dollar was down for the quarter, taking it to a slight year to date loss.

Energies: It was yet another record quarter for the energy sector. Front month crude hit a record high trading level on June 30 over $143 pb and ended the quarter up over 37%. The de-leveraging pressure noted in the first quarter was noticeably absent in the second quarter, while geopolitical concerns surrounding Nigeria, Israel/Iran and Venezuela persisted. However, supply/demand fundamentals held strong and Congress has not yet engaged in any meaningful legislation to curb speculation. China lifted some subsidies on petroleum in an effort to curb consumption. Reformulated gasoline rose despite clear evidence of at least modest demand destruction in the US. Gasoline futures have risen over 30% for the year to date within the Dow Jones AIG Index. Heating oil advanced to end the period and has surged over 50% year to date. Refining margins remain lean, lessening incentive to produce. The price of domestic natural gas surged from the first quarter and has rallied over 70% for the year. The Department of Energy’s natural gas supplies are down from last year and are below the five year average.

Agriculturals: Through the April and May planting period, the corn market traded within a modest range. Excessive precipitation across the central corn and bean belt resulted in planting delays, which in turn allowed prices to rally to a new, all time record high. For the entire second quarter, soybean prices moved higher in opposition to the Chicago Board of Trade Open Interest report. Prices closed the quarter approximately 50% higher while open interest fell. Global soybean demand remains practically insatiable, especially from the Peoples Republic of China. Wheat prices continued to return rocketing gains, a result of rampant corn prices and questionable crop prospects. In addition, the break in the record-setting Australian drought is as responsible as any single event in easing the global concerns of a feed grain shortage. Cotton prices gyrated wildly throughout the second quarter, while moving in a generally lower direction.

Indices: It was a difficult quarter for equities across the globe and the US was certainly no exception as it extended first quarter losses. Many of the same factors that weighed on sentiment in the first quarter were operative again in the second quarter. Financials were particularly weak as credit/liquidity concerns pervaded the atmosphere. Surging petroleum prices were an almost daily drag. The technology sector outperformed most other sectors and airlines and other energy sensitive area were challenged. This resulted in a second quarter loss of over 7% for the Dow Jones Industrial Index, taking the losses to over 14% year to date. The S&P 500 fell approximately 3% during the quarter as is down over 13% for the year. The NASDAQ fell just under 1% during the three months.

European equities had their worst quarterly performance in six years during the first quarter and the second quarter was another debacle. A hawkish European Central Bank (“ECB”) and mostly lackluster economic data from Germany, France, Italy and the UK kept prices on the defensive. In addition, the credit crunch and liquidity concerns were even more apparent during the second quarter with little sign of improvement. The German DAX lost over 2% to end the quarter following a 19% slide from the first quarter. The French CAC fell more than 6% after losing nearly 16% in the first quarter. London’s FTSE continued to struggle in the second quarter and posted an approximate 2% loss following the over 11% loss from the first quarter. Weakness in financials was particularly negative for the UK market. The Bank of England was not nearly as hawkish as the ECB and many market participants are looking for a rate cut later in the year.

Volatility continued to dominate the Asian equity markets during the period. Lackluster economic data within Japan and Asia in general weighed on sentiment and the weakness in US markets also served as a drag. In Hong Kong, the Hang Seng Index fell over 3% and in South Korea the Kospi Index slumped over 6%, with particular weakness in the end of the quarter. The New Zealand All Ordinaries Index experienced losses of almost 12% for quarter.

Metals: Geopolitical factors, concerns surrounding the global financial system, inflation fears and plunging global equities enticed demand for gold and metals in general. Gold saw a mixed picture during April and May but rebounded to gain approximately 4% in June, resulting in a slight overall gain for the quarter. As usual, silver followed suit on its parasitic role and ended the quarter with overall positive performance. Platinum prices increased as well and closed the quarter with a year-to-date gain above 35%.

With growing evidence of global economic malaise, base metals turned in mixed performance for the quarter. Global exchange warehouse inventories remain low for copper but the metal ended with positive quarterly performance. Aluminum finished June with strong performance for the quarter; however, zinc, nickel, lead and tin had overall negative performance for the period.

Softs and Livestock: Sugar advanced during the quarter with better than a 16% overall gain in June. Soaring input costs and years of low prices have led to lower production and some analysts are forecasting even lower production in 2009. The weak dollar was supportive of sugar, as well as other softs, throughout most of the quarter. Cocoa prices roared, closing up over 35%. Poor quality crops in much of West Africa, including the Ivory Coast, have helped support the rally. In addition, political tensions growing once again in the Ivory Coast, which produces about 40% of the world’s cocoa, are threatening to thwart production. Coffee posted solid gains during the quarter as well.

After lagging badly in the first quarter, live cattle prices joined the commodity train with an approximate 15% surge in the second quarter. Improved demand, shrinking supplies and high corn prices, which curbed herd size, were all attributable to the overall positive performance. Live hog prices capped the quarter with improved prices but are still down over 16% year to date within the Dow Jones AIG Index.

Sector Performance

Due to the nature of Registrant’s trading activities, a period-to-period comparison of its trading results is not meaningful. However, a discussion of Registrant’s trading results for the major sectors in which Registrant traded for Second Quarter 2009 and Second Quarter 2008 are presented below.

Second Quarter 2009

Currencies: (-) Registrant experienced a majority of its gains in the Australian and New Zealand dollars. The majority of losses were seen in the British pound, Canadian dollar, euro and Japanese yen.

Energies: (-) Registrant experienced gains in natural gas. Losses were incurred in reformulated gasoline, crude oil and Brent crude.

Grains: (+) Registrant experienced gains in wheat, corn and soybeans. Losses were incurred in cotton.

Indices: (-) Registrant experienced a majority of its losses in the DAX, DJ STOXX, London FTSE, Hang Seng, Nasdaq, Nikkei and the S&P 500.

Interest Rates: (-) Registrant experienced a majority of its losses in US Treasury Notes, German Bund and Bobl and Japanese Government Bonds.

Meats: (+) Registrant experienced gains in live hogs. Losses were incurred in live and feeder cattle.

Metals: (-) Registrant experienced losses in nickel, copper, silver, gold, aluminum and zinc.

Softs: (+) Registrant experienced gains in sugar. Losses were incurred in coffee and cocoa.

Second Quarter 2008

Currencies: (+) Registrant experienced a majority of its gains in the Australian dollar, Brazilian real, Mexican peso and euro versus yen cross. The majority of losses were experienced in the Japanese yen, New Zealand dollar and South African rand.

Energies: (+) Registrant experienced gains in gasoline, heating oil, brent crude, crude oil, gas oil and natural gas. There were no losses incurred for the quarter overall.

Grains: (+) Registrant experienced gains in corn, soybeans, soybean oil, bean oil and canola oil. Losses were seen in cotton and wheat.

Indices: (+) Registrant experienced a majority of its gains in the DJ Stoxx 50, All Ordinaries, the DAX and the S&P 500. The majority of losses were made in the Nikkei, Taiwan SIMEX and the CAC 40.

Interest Rates: (-) Registrant experienced a majority of its losses in US Treasury Notes, Eurodollars and Australian Bonds. The majority of gains were incurred in Euribor, Short Sterling and German Bonds.

Meats: (-) Registrant experienced losses in feeder cattle, live cattle and live hogs. There were no gains in this sector for the quarter overall.

Metals: (-) Registrant experienced losses in gold, silver, copper and aluminum. Gains were made in zinc, nickel and platinum.

Softs: (+) Registrant experienced gains in coffee and cocoa. Losses were seen in sugar.

Results of Operations

The net asset value as of June 30, 2009 was $27,432,385, an increase of $11,302,974 from the December 31, 2008 net asset value of $16,129,411, an increase of $12,902,631 from the March 31, 2009 net asset value of $14,529,754. The change is primarily due to the April 1, 2009 contribution of Series D and F’s net assets to Registrant. The net asset value as of June 30, 2008 was $20,704,810, an increase of $554,766 from the December 31, 2007 net asset value of $20,150,043 and a decrease of $499,407 from the March 31, 2008 net asset value of $21,204,217. Registrant’s performance for the six months and three months ended June 30, 2009 were (8.55) % and (7.06) % respectively. Registrant’s performance for the six months and three months ended June 30, 2008 were 15.92% and 5.03% respectively. Past performance is not necessarily indicative of future results.

Registrant’s trading losses before commissions and related fees during Second Quarter 2009 and Year-To-Date 2009 were approximately $(2,079,000) and $(2,208,000), respectively. Registrant’s trading gains before commissions and related fees during Second Quarter 2008 and Year-To-Date 2008 were approximately $1,343,000 and $3,969,000, respectively.

Registrant’s average net asset level increased during Second Quarter 2009 and Year-To-Date 2009 in comparison to Second Quarter 2008 and Year-To-Date 2008, primarily due to the effect of subscriptions. Registrant’s average net asset level decreased during Second Quarter 2008 in comparison to the Second Quarter 2007 primarily due to the effect of redemptions. Registrant’s average net asset level was relatively flat during the Year-To-Date 2008 in comparison to Year-To-Date 2007 primarily due to positive trading performance which was offset by the effect of redemptions.

Interest income is earned on the average daily equity maintained with the clearing broker and bank at competitive interest rates and, therefore, varies monthly according to interest rates, trading performance, subscriptions and redemptions. Interest income during Second Quarter 2009 and Year-To-Date 2009 were approximately $0 and $1000, respectively, a decrease of approximately $73,000 and $166,000, respectively, as compared to Second Quarter 2008 and Year-To-Date 2008, primarily due to a declining interest rates which more than offset the increases in average net assets discussed above. Interest income during Second Quarter 2008 was approximately $73,000, a decrease of approximately $168,000 as compared to Second Quarter 2007, primarily due to reduced average net asset levels discussed above and declining interest rates. Interest income during Year-To-Date 2008 was approximately $167,000, a decrease of approximately $251,000 as compared to Year-To-Date 2007, primarily due to declining interest rates.

Commissions and other transaction fees are calculated on Registrant’s net asset value on the first day of each month and therefore, vary according to monthly trading performance, subscriptions and redemptions. Other transaction fees consist of NFA, exchange and clearing fees as well as floor brokerage costs and give-up charges, which are based on the number of trades the Trading Advisor executes, as well as which exchange, clearing firm or bank on, or through, which the contract is traded. Commissions and other transaction fees during Second Quarter 2009 were approximately $12,000, an increase of approximately $3,000, as compared to Second Quarter 2008, primarily due to increased average net asset levels discussed above offset in part by relatively stable trading volume. Commissions and other transaction fees during Year-To-Date 2009 were approximately $17,000, a decrease of approximately $3,000, as compared to Year-To-Date 2008 due to relatively stable trading volume even as average net assets levels increased. Commissions and other transaction fees during Second Quarter 2008 were approximately $9,000, a decrease of approximately $12,000, as compared to Second Quarter 2007, primarily due to reduced average net asset levels discussed above. Commissions and other transaction fees during Year-To-Date 2008 were approximately $20,000, a decrease of approximately $35,000, as compared to Year-To-Date 2007 due to relatively flat average net assets levels discussed above and decreased trading volume.

Management fees are calculated on Registrant’s net asset value at the end of each month, and therefore, are affected by monthly trading performance, subscriptions and redemptions. Management fees during Second Quarter 2009 and Year-To-Date 2009 were approximately $154,000 and $234,000, respectively, an increase of approximately $48,000 and $19,000, respectively, as compared to Second Quarter 2008 and Year-To-Date 2008, primarily due to increased average net asset levels discussed above. Management fees during Second Quarter 2008 were approximately $106,000, a decrease of approximately $10,000, as compared to Second Quarter 2007, primarily due to reduced average net asset levels discussed above. Management fees during Year-To-Date 2008 were approximately $215,000, an increase of approximately $11,000 as compared to Year-To-Date 2007, due to relatively flat average net asset levels discussed above and the effect and timing of redemptions during 2008.

Incentive fees, which are based on the “New High Net Trading Profits” (as defined in the Advisory Agreement) generated by the Trading Advisor, are accrued monthly and are ultimately determined as of the close of business on the last business day of each calendar quarter. Incentive fees during Second Quarter 2009 and Year-To-Date 2009 were $0 and $1,000, respectively. Incentive fees during Second Quarter 2008 and Year-To-Date 2008 were approximately $238,000 and $731,000, respectively.

Operating expenses include accounting, audit, tax, and legal fees. Operating expenses during Second Quarter 2009 and Year-To-Date 2009 were approximately $53,000 and $88,000, respectively. General and administrative expenses during Second Quarter 2008 and Year-To-Date 2008 were approximately $42,000 and $83,000 respectively.

Inflation

Inflation has had no material impact on the operations or on the financial condition of Registrant from inception through June 30, 2009.

Off-Balance Sheet Arrangements and Contractual Obligations

As of June 30, 2009, Registrant had not utilized special purpose entities to facilitate off-balance sheet financing arrangements and has no loan guarantee arrangements or off-balance sheet arrangements of any kind other than agreements entered into in the normal course of business, which may include indemnification provisions related to certain risks service providers, such as our accountants, undertake in performing services which are in the best interests of Registrant. While Registrant’s exposure under such indemnification provisions cannot be estimated, these general business indemnifications are not expected to have a material impact on Registrant’s financial position.

Registrant’s contractual obligations are with the Managing Member, the Trading Advisor and its commodity broker. Management fees payable by Registrant to the Trading Advisor and administrative services and other transaction fees payable to the Managing Member are calculated as a fixed percentage of Registrant’s net asset value, respectively. Incentive fees payable by the Registrant to the Trading Advisor are at a fixed rate, calculated as a percentage of Registrant’s “New High Net Trading Profits” (as defined in the Advisory Agreement). As such, the Managing Member cannot anticipate the amounts to be paid for future periods as net asset values and “new high net trading profits” are not known until a future date. Commissions payable to Registrant’s commodity broker are based on a cost per executed trade and, as such, the Managing Member cannot anticipate the amount that will be required under the brokerage agreement, as the level of executed trades are not known until a future date. These agreements are effective for one-year terms, renewable automatically for additional one-year terms unless terminated.

Additionally, these agreements may be terminated by either party thereto for various reasons. For a further discussion of Registrant’s contractual obligations, see Notes 1, 3 and 4 to Registrant’s financial statements for the year ended December 31, 2008, which are filed as Exhibit 99.2 hereto.

Tabular Disclosure of Contractual Obligations

Not Applicable

Quantitative and Qualitative Disclosures About Market Risk.

Not Applicable.

ITEM 3.	PROPERTIES

Registrant does not own or lease any physical properties in the conduct of its business. Registrant’s only place of business is the place of business of the Managing Member, located at 900 King Street, Suite 100, Rye Brook, New York 10573.

Certain administrative services are provided by Spectrum Global Fund Administration, L.L.C., Registrant’s administrator, which is located at 33 West Monroe, Suite 1000, Chicago, Illinois 60603, and 8415 Pulsar Place Suite 400, Columbus, Ohio 43240. In addition, the Administrator maintains certain books and records of Registrant, including certain books and records required by CFTC Rule 4.23(a), at its offices located as specified above.

ITEM 4.	SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

(a) Security ownership of certain beneficial owners.

As of June 30, 2009, the following Members owned more than five percent (5%) of the Interests:

Name of Member	Net Asset Value of Interest	% Owned
World Monitor Trust II – Series F	$10,763,984	39.24%

Diversified Futures Trust I	$9,436,207	34.40%

World Monitor Trust II – Series D	$3,927,779	14.32%

Futures Strategic Trust	$3,145,766	11.47%

(b) Security ownership of management.

As of June 30, 2009, no directors or executive officers of the Managing Member owned any Interests of Registrant.

(c) Changes in Control.

None.

ITEM 5.	DIRECTORS AND EXECUTIVE OFFICERS

Registrant had no directors or executive officers. Registrant is managed by the Managing Member. The directors and executive officers of the Managing Member are as follows:

Mr. Kenneth A. Shewer has been a principal, associated person and NFA associate member of the Managing Member since February 8, 1984, May 1, 1985 since August 1, 1985, respectively. He has been Chairman and Co-Chief Executive Officer of the Managing Member since February 1984. Mr. Shewer has been Chairman and Co-Chief Executive Officer of Kenmar Global Investment Management LLC, or KGIM LLC, an investment management firm, since its inception in October 2005 and has been a principal, associated person and NFA associate member of KGIM LLC since December 12, 2005. Mr. Shewer has been Chairman and Co-Chief Executive Officer of Signature Advisors Group LLC (formerly known as Kenmar Investment Adviser LLC), or Signature, an investment management firm, since its inception in October 2005. Mr. Shewer has been Chairman and Co-Chief Executive Officer of and ClariTy Managed Account & Analytics Platform LLC, or ClariTy, an investment management firm, since its inception in May 2009 and has been a principal, associated person and NFA associate member of ClariTy since June 9, 2009, June 10, 2009 and June 24, 2009, respectively. Mr. Shewer has been a director of Kenmar Securities Inc., or KSEC, a broker-dealer, since December 1995 and has been registered as a principal of KSEC since May 3, 2004. Mr. Shewer is Co-Chairman of the Managing Member’s Investment Committee.

Mr. Shewer was a principal, associated person and NFA associate member of Kenmar GIM Inc., an investment management firm, from March 3, 1999 until February 24, 2007, a principal, associated person and NFA associate member of Kenmar Global Strategies Inc., an investment management firm, from October 12, 1993 until April 7, 2006, a principal and associated person of Kenmar IA Corp, an investment management firm, from August 5, 1991 until January 12, 2007, and a NFA associate member of Kenmar IA Corp from May 5, 1992 until January 12, 2007.

Mr. Shewer graduated from Syracuse University with a B.S. degree in 1975. Mr. Shewer sits on the Board of the Stacy Joy Goodman Memorial Foundation, a non-profit charity committed to finding a cure for Juvenile Diabetes. He is also a member of the Board of the Diabetes Research Institute Foundation, a not-for-profit organization affiliated with the University of Miami School of Medicine. Mr. Shewer is a founding member and member of the Board of the Greenwich Roundtable.

Mr. Marc S. Goodman has been a principal, associated person and NFA associate member of the Managing Member since February 7, 1984, May 1, 1985 since August 1, 1985, respectively. He has been President and Co-Chief Executive Officer of the Managing Member since February 1984. Mr. Goodman has been President, Co-Chief Executive Officer and Treasurer of KGIM LLC, an investment management firm, since its inception in October 2005 and has been a principal, associated person and NFA associate member of KGIM LLC since December 12, 2005. He has been President, Co-Chief Executive Officer and Treasurer of Signature, an investment management firm, since its inception in October 2005. Mr. Goodman has been President, Co-Chief Executive Officer and Treasurer of ClariTy, an investment management firm, since its inception in May 2009 and has been a principal, associated person and NFA associate member of ClariTy since June 9, 2009, June 10, 2009 and June 24, 2009, respectively. He has been a director of KSEC, a broker-dealer, since December 1995 and has been registered as a principal of KSEC since May 3, 2004. Mr. Goodman is Co-Chairman of the Managing Member’s Investment Committee.

Mr. Goodman was a principal, associated person and NFA associate member of Kenmar GIM Inc., an investment management firm, from March 3, 1999 until February 24, 2007, a principal, associated person and NFA associate member of Kenmar Global Strategies Inc., an investment management firm, from October 12, 1993 until April 7, 2006, a principal and associated person of Kenmar IA Corp, an investment management firm, from August 5, 1991 on January 12, 2007, and a NFA associate member of Kenmar IA Corp from May 5, 1992 until January 12, 2007.

Mr. Goodman graduated from the Bernard M. Baruch School of Business of the City University of New York with a B.B.A. in 1969 and an M.B.A. in 1971 in Finance and Investments, where he was awarded an Economics and Finance Department Fellowship from September 1969 through June 1971. Mr. Goodman is a member of the American Arbitration Association; while at Pasternak, Baum, he was a member of the National Institute of Oilseeds Products and the American Fats and Oils Association (including its Export Rules Committee).

Mr. Goodman is the Chairman of the Board of the Stacy Joy Goodman Memorial Foundation, a non-profit charity committed to finding a cure for Juvenile Diabetes. He is also Chairman of the Board of the Diabetes Research Institute Foundation, a not-for-profit organization that is the principle source of funding for the Diabetes Research Institute, a world renowned cure based research center affiliated with the University of Miami School of Medicine. Mr. Goodman is a founding member of the Greenwich Roundtable.

Ms. Esther Eckerling Goodman has been a principal, associated person and NFA associate member of the Managing Member since May 12, 1988, July 17, 1986 and July 17, 1986, respectively. She joined the Managing Member in July 1986 and is its Chief Operating Officer and Senior Executive Vice President. Ms. Goodman has been Senior Executive Vice President and Chief Operating Officer of KGIM LLC, an investment management firm, and Ms. Goodman has been Senior Executive Vice President and Chief Operating Officer and a principal, associated person and NFA associate member of KGIM LLC since December 12, 2005. She has been Senior Executive Vice President and COO of Signature, an investment management firm, since its inception in October 2005. She has been Senior Executive Vice President and Chief Operating Officer of ClariTy, an investment management firm, since its inception in May 2009 and has been a principal, associated person and NFA associate member of ClariTy since June 9, 2009, June 10, 2009 and June 24, 2009, respectively. Ms. Goodman has been a registered representative with KSEC, a broker-dealer, since December 1995 and a principal, associated person and NFA associate member of KSEC since January 1, 2003, June 24, 2003 and June 24, 2003, respectively. She is a member of the Managing Member’s Investment Committee.

Ms. Goodman was a principal, associated person and NFA associate member of Kenmar GIM Inc., an investment management firm, from March 3, 1999 until February 24, 2007, a principal, associated person and NFA associate member of Kenmar Global Strategies Inc., an investment management firm, from October 12, 1993 until April 7, 2006, a principal and associated person of Kenmar IA Corp, an investment management firm, from August 5, 1991 until January 12, 2007, and NFA associate member of Kenmar IA Corp from May 5, 1992 until January 12, 2007.

Ms. Goodman was a Director of the Managed Futures Trade Association from 1987 to 1991 and a Director of its successor organization, the Managed Futures Association, from 1991 to 1995 (now the Managed Funds Association). Ms. Goodman graduated from Stanford University with a B.A. degree in psychology in 1974.

Mr. Braxton Glasgow III has been a principal, associated person, branch manager and NFA associate member of the Managing Member since June 21, 2001, June 21, 2001, July 13, 2004 and June 8, 2001, respectively. Mr. Glasgow has been Executive Vice President of the Managing Member since joining the Managing Member is May 2001. Mr. Glasgow has been Executive Vice President of KGIM LLC, an investment management firm, since its inception in October 2005, a principal, associated person and NFA associate member of KGIM LLC since December 12, 2005, and a branch manager since

December 21, 2006. Mr. Glasgow has been Chief Executive Officer of KSEC, a broker-dealer, since June 2001 has been a principal, associated person, branch manager and NFA associate member of KSEC since January 12, 2006. He is responsible for business development. Mr. Glasgow is a member of the Managing Member’s Investment Committee.

Mr. Glasgow was a principal, associated person and NFA associate member of Kenmar GIM Inc., an investment management firm, from October 9, 2001 until February 24, 2007 and a branch manager of Kenmar GIM Inc. from July 13, 2004 until February 24, 2007, an associated person and NFA associate member of Kenmar Global Strategies Inc., an investment management firm, from August 9, 2001 until April 7, 2006, a principal of Kenmar Global Strategies Inc. from August 13, 2001 until April 7, 2006 , a principal of Kenmar IA Corp., an investment management firm, from May 4, 2004 until January 12, 2007, and, an associated person, NFA associate member and branch manager of Kenmar IA Corp. from August 28, 2006 until January 12, 2007.

Mr. Glasgow received a B.S. in Accounting from the University of North Carolina at Chapel Hill and is a Certified Public Accountant. He received a B.S. degree in accounting from the University of North Carolina in 1975.

Ms. Maureen D. Howley has been a principal of the Managing Member since August 11, 2003. She has been Senior Vice President and Chief Financial Officer of the Managing Member since joining the Managing Member in July 2003. Ms. Howley has been Senior Vice President and Chief Financial Officer of KGIM LLC, an investment management firm, since its inception in October 2005 and has been a principal of KGIM LLC since December 12, 2005. She has been Senior Vice President and Chief Financial Officer of Signature, an investment management firm, since its inception in October 2005. Ms. Howley has been Senior Vice President and Chief Financial Officer of ClariTy, an investment management firm, since its inception in May 2009 and has been a principal of ClariTy since June 9, 2009. Ms. Howley has been Senior Vice President and Chief Financial Officer of KSEC, a broker-dealer, since August 2003 and has been a principal of KSEC since January 12, 2006. She is responsible for corporate finance.

Ms. Howley was a principal of Kenmar GIM Inc., an investment management firm, from August 11, 2003 until February 24, 2007, a principal of Kenmar Global Strategies Inc., an investment management firm, from August 11, 2003 until April 7, 2006, and a principal of Kenmar IA Corp., an investment management firm, from August 11, 2003 until January 12, 2007.

Ms. Howley received a B.A. in Accounting from Muhlenberg College in 1989 and designation as a Certified Public Accountant in 1990.

Mr. Lawrence S. Block has been a principal of the Managing Member since March 17, 2005 and a Senior Vice President and General Counsel of the Managing Member since joining the Managing Member in March 2005. Mr. Block has been Senior Vice President and General Counsel of KGIM LLC, an investment management firm, since its inception in October 2005 and has been a principal of KGIM LLC since December 12, 2005. He has been Senior Vice President and General Counsel of Signature, an investment management firm, since its inception in October 2005. Mr. Block has been Senior Vice President and General Counsel of ClariTy, an investment management firm, since its inception in May 2009 and has been a principal of ClariTy since June 9, 2009. He has been Senior Vice President and General Counsel of KSEC, a broker-dealer, since March 2005 and has been a principal of KSEC since March 17, 2005.

Mr. Block was a principal of Kenmar GIM Inc., an investment management firm, from March 17, 2005 until February 24, 2007, a principal of Kenmar Global Strategies Inc., an investment management firm, from March 17, 2005 until April 7, 2006, and a principal of Kenmar IA Corp., an investment management firm, from March 17, 2005 until January 12, 2007.

Prior to joining the Managing Member, Mr. Block was a Managing Director and General Counsel of Lipper & Company, L.P., a New York-based investment management firm, from January 1998 until March 2005. Mr. Block received a B.S. in Business Administration with a concentration in Accounting from the University of North Carolina at Chapel Hill in 1989 and a J.D. from the University of Pennsylvania School of Law in 1992.

Mr. David Spohr has been a principal of the Managing Member since May 7, 2007. He has been Senior Vice President and Director of Fund Administration since he joined the Managing Member in April 2005. Mr. Spohr was Vice President and Director of Fund Administration of KGIM LLC, an investment management firm, from October 2005 to October 2006. Mr. Spohr has been Senior Vice President and Director of Fund Administration of KGIM LLC and has been a principal of KGIM LLC since May 7, 2007. He has been Senior Vice President and Director of Fund Administration of Signature, an investment management firm, since October 2006. Mr. Spohr has been Senior Vice President and Director of Fund Administration of ClariTy, an investment management firm, since its inception in May 2009 and has been a principal of ClariTy since June 9, 2009. He is responsible for the development and execution of the administration group support responsibilities and, as Director of Fund Administration, functions as the Principal Financial and Accounting Officer of the Trust.

From June 2002 to March 2005, Mr. Spohr was a Vice President at Safra Group, a firm engaged in banking, brokerage and asset management activities, where he was responsible for the Alternative Investment operations, tax reporting and pricing valuation. Mr. Spohr received a B.S. in Business Economics from The State University of New York College at Oneonta in 1985 and designation as a Chartered Financial Analyst in 1998.

Ms. Joanne D. Rosenthal has been a principal, associated person and NFA associate member of the Managing Member since February 29, 2000, February 29, 2000 and November 30, 1999, respectively. Ms. Rosenthal is Senior Vice President and Director of Portfolio Management and Implementation for the Managing Member. Ms. Rosenthal has been Senior Vice President and Director of Portfolio Management and Implementation of KGIM LLC, an investment management firm, since its inception in October 2005 and has been a principal of KGIM LLC since December 12, 2005 and associated person and NFA associate member since October 10, 2006. Ms Rosenthal has been Senior Vice President and Director of Research of ClariTy, an investment management firm, since July 15, 2009 and has been a principal of ClariTy since July 15, 2009. She has been a registered representative of KSEC, a broker-dealer, since October 1999 and has been a principal, associated person and NFA associate member of KSEC since August 28, 2006. Ms. Rosenthal is a member of the Managing Member’s Investment Committee.

Ms. Rosenthal was a principal of Kenmar GIM Inc., an investment management firm, from February 29, 2000 until February 24, 2007, an associated person and NFA associate member of Kenmar GIM Inc. from October 10, 2006 until February 24, 2007, a principal of Kenmar Global Strategies Inc., an investment management firm, from February 29, 2000 until April 7, 2006, and a principal of Kenmar IA Corp., an investment management firm, from February 29, 2000 until January 12, 2007.

Ms. Rosenthal received a Masters of Business Administration with a concentration in Finance from Cornell University and a Bachelor of Arts in Economics from Concordia University in Montreal, Canada.

Mr. Peter J. Fell has been a principal of the Managing Member since February 6, 2007. He has been Senior Vice President, Director of Due Diligence since joining the Managing Member in September 2004. Mr. Fell has been Senior Vice President and Director of Due Diligence of KGIM LLC, an

investment management firm, since its inception in October 2005 and has been a principal of KGIM LLC since February 6, 2007. Mr. Fell has been Senior Vice President and Director of Due Diligence of ClariTy, an investment management firm, since its inception in May 2009 and has been a principal of ClariTy since June 9, 2009. He is responsible for manager selection and due diligence. Mr. Fell was a principal of Kenmar GIM Inc., an investment management firm, from February 6, 2007 until February 24, 2007. Mr. Fell is a member of the Managing Member’s Investment Committee.

From November 2000 through August 2004, Mr. Fell was a founding partner and Investment Director of Starview Capital Management LLC and was an associated person and NFA associate member of Starview Capital Management LLC from May 21, 2004 until July 26, 2004, an associated person and NFA associate member of Starview Partners Ltd. from April 13, 2004 until July 26, 2004 and an associated person and NFA associate member of Lyra Capital LLC from May 10, 2004 until July 26, 2004. Mr. Fell holds an A.B. cum laude in Music Theory and History and an M.B.A. in Finance from Columbia University.

Mr. Bala Kasturi has been a principal, associated person and NFA associate member of the Managing Member since September 18, 2006. He has been Senior Vice President and Director of Risk Management since he joined the Managing Member in March 2006. Mr. Kasturi has been Senior Vice President and Director of Risk Management of KGIM LLC, an investment management firm, since March 2006 and has been a principal, associated person and NFA associate member of KGIM LLC since September 18, 2006. Mr. Kasturi was a principal, associated person, and NFA associate member of Kenmar GIM Inc., an investment management firm, from September 12, 2006 until February 24, 2007, a principal of Kenmar IA Corp., an investment management firm, from August 10, 2006 until January 12, 2007, an associated person of Kenmar IA Corp. from August 14, 2006 until January 12, 2007, and NFA associate member of Kenmar IA Corp. from July 28, 2006 until January 12, 2007.

He is responsible for investment analytics and portfolio/risk management and collaborates on manager due diligence and analytics. Mr. Kasturi is a member of the Managing Member’s Investment Committee. He was an associated person and NFA associate member with Proxima Alfa Investments USA LLC from July 12, 2004 until August 1, 2005. From January 2002 through January 2004, Mr. Kasturi served as a Managing Partner and Portfolio Manager at Vega Asset Management USA LLC, an investment management firm, and was an associated person from October 23, 2003 until July 11, 2004 and an NFA associate member from September 30, 2003 until July 11, 2004. From January 2004 to July 2005, he served as Managing Partner and Portfolio Manager of the Taurus Global Macro Fund at VegaPlus Capital Partners USA LLC, an investment management firm. From August 2005 through February 2006, Mr. Kasturi was unemployed. Mr. Kasturi has an undergraduate degree in Commerce from Osmania University in India, an MBA from Northeast Louisiana University and a MS in Computer Science from Ballarat University in Australia.

Ms. Melissa Cohn has been a NFA associate member and an associated person of the Managing Member since October 20, 1988 and November 9, 1988, respectively. She joined the Managing Member in July 1988 and currently is Vice President, Managing Director and Senior Research Analyst. Ms Cohn has been a Managing Director and Senior Research Analyst of KGIM LLC, an investment management firm, since its inception in October 2005. Ms. Cohn is a member of the Managing Member’s Investment Committee. Her responsibilities include manager due diligence, manager analysis, and portfolio/risk management. Ms. Cohn graduated from the University of Wisconsin Madison with a B.S. in Agriculture in 1982.

Mr. Gordon Nicholson joined the Managing Member in June 2005 and currently serves as Vice President, Director and Senior Research Analyst for the Managing Member and KGIM LLC, an investment management firm. He is responsible for due diligence efforts on fixed income, credit, and arbitrage managers. Mr. Nicholson is also a member of the Managing Member’s Investment Committee. Prior to joining the Managing Member, he was the Manager – Credit and Pricing, at Bombardier, Inc., a manufacturer of planes and trains, where he held positions of increasing responsibility from April 2003 to June 2005. Mr. Nicholson graduated from John Abbott College in 1985 with a Diploma of Collegiate Studies - Pure and Applied Sciences; from Bishop’s University in 1988 with a B.A. in Political Science and Economics and from Vermont Law School in 1993 with a J.D. Mr. Nicholson is also a Certified Financial Advisor and Chartered Alternative Investment Analyst.

Ms. Jennifer S. Moros has been a principal of the Managing Member since January 24, 2007. She has been Senior Vice President, Marketing and Investor Services since she joined the Managing Member in January 2007. Ms. Moros has been Senior Vice President, Marketing and Investor Services of KGIM LLC, an investment management firm, since January 2007 and has been a principal of KGIM LLC since January 24, 2007. Ms. Moros has been a registered representative with KSEC, a broker-dealer, since January 2007 and has been a principal of KSEC since January 24, 2007. She was a principal of Kenmar GIM Inc., an investment management firm, from January 24, 2007 until February 24, 2007.

From October 2006 until December 2006, she was a Vice President at The Bank of New York responsible for sales in the alternative investment administration department. From September 2005 to September 2006, Ms. Moros was unemployed. Previously, she was the Chief Operating Officer and Director of Marketing of Coronat Capital Management, LLC, an investment management firm, from November 2004 until September 2005. Ms. Moros worked at Credit Suisse, an investment banking firm, from February 2000 through November 2004, and was an associated person at Credit Suisse Securities USA LLC from July 28, 2004 until November 1, 2004, an associated person at Credit Suisse Asset Management LLC from June 18, 2003 until June 8, 2004, and an associated person at Credit Suisse Alternative Capital Inc. from June 7, 2004 until March 16, 2007. Ms. Moros received an M.B.A in Finance from The Sloan School at the Massachusetts Institute of Technology in 1997 and a B.S. in Economics from The Wharton School of the University of Pennsylvania in 1992.

Mr. Frank Coloccia, Senior Vice President and Chief Technology Officer, joined Kenmar Group in December 2007 and has been the Senior Vice President and Chief Technology Officer for the Managing Member and KGIM LLC, an investment management firm, since December 2007 and ClariTy, an investment management firm, since its inception in May 2009. Prior to joining Kenmar, he was a Managing Partner of JFA Group LLC, a consulting firm owned by Mr. Coloccia, from September 2007 until December 2007, as well as from September 2006 until January 2007. From January 2007 until September 2007, Mr. Coloccia was the Chief Research Officer at The Info Pro, an independent market research company for the Information Technology industry. Prior to that time, he was Senior Vice President of Xandros Inc., a provider of Linux-based server, desktop and Windows-Linux cross-platform systems management tools, from April 2006 until September 2006. From November 1999 through February 2006, he was the President and Chief Technology Officer of Creative Technologies Group Inc., a consulting company that specialized in networking and application support for the small-medium enterprises market. Mr. Coloccia graduated from Manhattan College in 1987 and 1993 with a BS in Computer Information Systems and MBA in Management Information Systems, respectively.

ITEM 6.	EXECUTIVE COMPENSATION

Registrant does not itself have any officers, directors or employees. Registrant pays management fees to the Managing Member. The managing officers of the Managing Member are remunerated by the Managing Member in their respective positions.

The directors and managing officers receive no “other compensation” from Registrant. There are no compensation plans or arrangements relating to a change in control of either Registrant or the Managing Member.

ITEM 7.	CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS, AND DIRECTOR INDEPENDENCE

Registrant has and will continue to have certain relationships with the Managing Member and its affiliates. However, there have been no direct financial transactions between Registrant and any related persons. See “Item 1. Business” for a description of the relationships between the Managing Member, Registrant, the Trading Advisor and the commodity broker.

Reference is made to Note 4 to Registrant’s financial statements for the year ended December 31, 2008, which are filed as Exhibit 99.2 hereto, which identifies certain related persons and discusses the services provided by these related persons and the amounts paid or payable, if any, for their services.

ITEM 8.	LEGAL PROCEEDINGS

There are no material legal proceedings pending, on appeal, or concluded to which Registrant is a party or to which any of its assets are subject.

ITEM 9.	MARKET PRICE OF AND DIVIDENDS ON REGISTRANT’S COMMON EQUITY AND RELATED STOCKHOLDER MATTERS

(a) Market Information.

There is no secondary trading market for the Interests, and none is likely to develop. Interests may be redeemed or transferred subject to the conditions imposed by the LLC Operating Agreement.

(b) Holders

As of June 30, 2009, there were five (5) holders of Interests.

(c) Dividends

The Managing Member has sole discretion in determining what distributions, if any, Registrant will make to Members. Registrant has never declared a dividend and does not intend to do so in the future.

(d) Securities Authorized for Issuance under Equity Compensation Plans.

Not applicable.

(e) Performance Graph.

Not applicable.

ITEM 10.	RECENT SALES OF UNREGISTERED SECURITIES

(a) Securities Sold.

From January 1, 2007 to June 30, 2009, Registrant sold Interests which resulted in aggregate proceeds to Registrant of $42,831,177.

Through June 30, 2009, Members acquired Interests through a private placement as follows:

Name of Member	Date of Acquisition	Value of Interest Acquired
Diversified Futures Trust I	January 1, 2007	$12,966,087

Diversified Futures Fund LP	January 1, 2007	$3,636,165

Kenmar Global Trust	January 1, 2007	$2,143,975

Futures Strategic Trust	April 1, 2007	$5,002,950

World Monitor Trust II – Series F	April 1, 2009	$14,195,000

World Monitor Trust II – Series D	April 1, 2009	$4,887,000

(b) Underwriters and Other Purchasers.

Not applicable.

(c) Consideration.

The aggregate proceeds of securities sold to the Members during the period from January 1, 2007 to June 30, 2009 were $42,831,177.

(d) Exemption from Registration Claimed.

Interests were sold based on an exemption from registration under Securities Act Section 4(2).

(e) Terms of Conversion or Exercise.

Not applicable.

(f) Use of Proceeds.

Not applicable.

ITEM 11.	DESCRIPTION OF REGISTRANT’S SECURITIES TO BE REGISTERED

(a) Capital Stock.

None.

(b) Debt Securities.

None.

(c) Warrants and Rights.

None.

(d) Other Securities. Limited Liability Company Interest.

Management of Registrant

Under the LLC Operating Agreement, Registrant has delegated to the Managing Member the exclusive management and control of all aspects of the business of Registrant, including the selection of Registrant’s advisor. The Managing Member has substantial experience in selecting and monitoring trading advisors, asset allocation and overall portfolio design using quantitative and qualitative methods.

In addition to selecting the Advisor, the Managing Member monitors the trading activity and performance of the Advisor and adjusts the overall leverage at which Registrant trades.

Voting by Members; Amendments

Except as otherwise provided in the LLC Operating Agreement, the Members take no part in the management or control, and have no voice in the operations of Registrant.

The Managing Member or Members holding Interests equal to at least 10% of the Net Asset Value of Registrant may propose to amend the LLC Operating Agreement. Amendments to the LLC Operating Agreement must be adopted by Members holding a majority in interest (over fifty percent (50%)) of the outstanding Interests (excluding Interests held by the Managing Member and its Affiliates).

The Managing Member has the right unilaterally to amend the LLC Operating Agreement provided that any such amendment is not adverse to the Members of Registrant — for example, if doing so is necessary to effect the intent of Registrant’s tax allocations or to comply with certain regulatory requirements.

Redemptions

A Member may redeem all or a portion of his or her Interest as of the close of business on the last business day of any calendar month, provided that the Request for Redemption is received by the Managing Member by 10:00 AM New York time at 900 King Street, Suite 100, Rye Brook, New York 10573, at least five (5) business days prior to the end of such month excluding the last business day of the month. For example, if the last business day of the month is a Friday, notice must be received by the Managing Member by 10:00 AM New York time on the Friday of the immediately preceding week. Redemption requests received before the foregoing deadline may be withdrawn before the foregoing deadlines. The Managing Member may, in its sole discretion and for good cause, waive notice deadlines for redemptions. Your minimum redemption request is the $1,000. If you only redeem a portion of your Interest and as a result, your account balance is a de minimis amount, you may be compulsorily redeemed at the Managing Member’s sole discretion.

The net assets of Registrant are its assets less its liabilities determined in accordance with generally accepted accounting principles. Net asset value per Interest of Registrant is equal to the net assets of Registrant divided by the number of Interests outstanding as of the date of determination.

To redeem Interests, Members must request redemption in writing (signature guaranteed unless waived by the Managing Member) by corresponding with the Managing Member.

The Managing Member may declare additional redemption dates, including special redemption dates that involve a suspension of trading, upon notice to the Members.

Redemption proceeds will be paid out promptly (generally between ten (10) and fifteen (15) business days) following the applicable redemption day. However, in special circumstances, including, but not limited to, default or delay in payments due to Registrant from banks or other persons and the Managing Member’s determination that a significant administrative or other hardship exists, Registrant may in turn delay payment to persons requesting redemption of Interests of the proportionate part of the redemption value of their Interests equal to the proportionate part of the net assets of Registrant represented by the sums that are the subject of such default or delay. No such delays have been imposed to date by any fund sponsored by the Managing Member or its affiliates.

The Net Asset Value per Interest as of the date of redemption may differ substantially from the Net Asset Value per Interest as of the date by which irrevocable notice of redemption must be submitted.

The Managing Member has not made, and has no intention of making, any distribution from the profits or capital of Registrant to its Members.

A Member does not need to redeem all of its Interest in order to redeem a portion of its Interest.

The Managing Member may mandatorily redeem any Member upon at least ten (10) days prior written notice if: (i) the Managing Member determines that the continued participation of such Member might cause Registrant to be deemed to be managing Plan Assets under the Employee Retirement Income Security Act of 1974, as amended (“ERISA”), (ii) there is an unauthorized assignment made by a Member, or (iii) in the event that any transaction would or might violate any law or constitute a prohibited transaction under ERISA or the Internal Revenue Code.

Possible Repayment of Distributions Received by Members; Indemnification by Members

The Interests are limited liability investments; investors may not lose more than the amount that they invest plus any profits recognized on their investment. However, Members could be required, as a matter of bankruptcy law, to return to Registrant any distribution they received at a time when Registrant was in fact insolvent or in violation of the LLC Operating Agreement.

Transfers of Interests Restricted

No sale, transfer, assignment or pledge of a Member’s Interest may be made without the prior written consent of the Managing Member, which consent shall be granted or withheld in the sole discretion of the Managing Member, and in accordance with the LLC Operating Agreement and securities laws.

There are, and will be, no certificates for the Interests. Any transfers of an Interest will be reflected on the books and records of Registrant. Transferors and transferees of Interests will each receive notification from the Managing Member to the effect that such transfers have been duly reflected as notified to the Managing Member.

Reports to Members

The Managing Member will furnish Unitholders with those reports required by the CFTC and the NFA, including, but not limited to, its most recent Annual Report (due by March 30 of each year, in respect of the prior year), which includes audited financial statements certified by independent public accountants, and monthly unaudited account statements (current within 60 calendar days). The Managing Member also distributes to Members, generally by March 31 of each year, certified financial statements and, the tax information related to Registrant necessary for the preparation of their annual federal income tax returns.

Term; Dissolution

The term of Registrant shall end upon the first to occur of the following: (i) insolvency, bankruptcy, dissolution or withdrawal of the Managing Member (unless the Members select a successor managing member or the Members agree to reconstitute Registrant), (ii) the Managing Member determines to dissolve Registrant in its sole discretion, (iii) Members holding over eighty percent (80%) of the outstanding Interest (excluding the Managing Member and its affiliates) determine to dissolve Registrant or (iv) as required by operation of law.

Certain Rights of Members

Members holding Interests representing at least a majority (over 50%) of the Net Asset Value of Registrant (excluding Interests held by the Managing Member and its Affiliates) may vote to (i) elect a successor Managing Member as described below in “Voluntary Withdrawal by the Managing Member” and (ii) remove the Managing Member as described below under “Removal of the Managing Member.”

Voluntary Withdrawal by the Managing Member

The Managing Member may withdraw voluntarily as the Managing Member of Registrant only upon one hundred and twenty (120) days’ prior written notice to all Members. If the withdrawing Managing Member is the last remaining Managing Member, Members holding Interests equal to at least a majority (over 50%) of the Net Asset Value of Registrant (excluding Interests held by the Managing Member and its Affiliates) may vote to elect and appoint a successor Managing Member.

Removal of the Managing Member

The Managing Member may be removed by a vote of Members holding Interests representing at least a majority (over 50%) of the Net Asset Value of Registrant (excluding Interests held by the Managing Member and its Affiliates) on not less than ninety (90) days prior written notice to the Managing Member.

ITEM 12.	INDEMNIFICATION OF DIRECTORS AND OFFICERS

Section 5.4 of Registrant’s LLC Operating Agreement (attached as Exhibit 3.2 hereto) provides for the indemnification of the Managing Member, its officers, directors, employees, principals, and affiliates (“Managing Member and its Affiliates”). The Managing Member and its Affiliates will be indemnified by Registrant against any losses, judgments, expenses and amounts paid in settlement of any claims sustained by it in connection with its activities for Registrant provided that the Managing Member and its Affiliates were acting on behalf of or performing services for Registrant and has determined, in good faith, that such course of conduct was in the best interests of Registrant and such liability or loss was not the result of negligence, misconduct, or a breach of the LLC Operating Agreement on the part of the Managing Member. The Managing Member may, in its sole discretion, advance to any person or entity entitled to indemnification hereunder reasonable attorneys’ fees and other costs and expenses incurred in connection with the defense of any action or proceeding which arise out of such conduct (and if the action was initiated by a third party who is not a Member), provided that all such advances will be promptly repaid if it is subsequently determined that the person or entity reserving such advance was not entitled to indemnification hereunder. No indemnification may be made and each indemnified party shall reimburse Registrant to the extent of any indemnification previously made in respect of any claim, issue or matter as to which the indemnified party shall have been adjudged to be liable for gross negligence, bad faith, fraud or willful misconduct in the performance of its duties to Registrant or would not otherwise be entitled to be held harmless under the LLC Operating Agreement unless, and only to the extent that, the court in which such action or suit was brought determines that in view of all the circumstances of the case, despite the adjudication of liability the indemnified party is fairly and reasonably entitled to indemnity for those expenses which the court deems proper. Any indemnity under the LLC Operating Agreement shall be paid from, and only to the extent of, Registrant’s assets, and no Member shall have any personal liability on account thereof. All rights to indemnification permitted under the LLC Operating Agreement and payment of associated expenses shall not be affected by the termination and dissolution of Registrant or the removal, withdrawal, insolvency, bankruptcy, termination, or dissolution of the Managing Member. Notwithstanding the above, the Managing Member and its Affiliates and any person acting as broker-dealer for Registrant shall not be indemnified for any losses, liabilities or expenses arising from or out of an alleged violation of federal or state securities laws unless (i) there has been a successful adjudication on the merits of each count involving alleged securities law violations as to the particular indemnitee and the court approves the indemnification of such expenses (including, without limitation, litigation costs), (ii) such claims have been dismissed with prejudice on the merits by a court of competent jurisdiction as to the particular indemnitee and the court approves the indemnification of such expenses (including, without limitation, litigation costs) or (iii) a court of competent jurisdiction approves a settlement of the claims against a particular indemnitee and finds that indemnification of the settlement and related costs should be made.

ITEM 13.	FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA

The financial statements of Registrant and the Managing Member listed in Item 15(a) below (and filed as exhibits hereto) are hereby incorporated by reference into this Item 13.

ITEM 14.	CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE

None.

ITEM 15.	FINANCIAL STATEMENTS AND EXHIBITS

(a)	The following financial statements are included in the Registration Statement and are filed as the exhibit indicated below:

(1)	KMP Futures Fund I LLC (f/k/a WCM Pool LLC) — 2007 Audited Financial Statements (Exhibit 99.1)

Report of Independent Registered Public Accounting Firm

Condensed Statement of Financial Condition as of December 31, 2007 (Audited)

Condensed Schedule of Investments as of December 31, 2007 (Audited)

Condensed Statements of Operations for the Year Ended December 31, 2007 (Audited)

Condensed Statements of Changes in Members’ Capital (Net Asset Value) for the Year Ended December 31, 2007 (Audited)

Notes to Condensed Financial Statements (Audited)

(2)	KMP Futures Fund I LLC (f/k/a WCM Pool LLC) – 2008 Audited Financial Statements (Exhibit 99.2)

Report of Independent Registered Public Accounting Firm

Condensed Statements of Financial Condition as of December 31, 2008 and 2007 (Audited)

Condensed Schedules of Investments as of December 31, 2007 (Audited)

Condensed Statements of Operations for the Years Ended December 31, 2008 and 2007 (Audited)

Condensed Statements of Changes in Members’ Capital (Net Asset Value) for the Years Ended December 31, 2008 and 2007 (Audited)

Notes to Condensed Financial Statements (Audited)

(3)	KMP Futures Fund I LLC (f/k/a WCM Pool LLC) – First Quarter 2009 Unaudited Financial Statements (Exhibit 99.3)

Report of Independent Registered Public Accounting Firm

Condensed Statements of Financial Condition as of March 31, 2009 (Unaudited) and December 31, 2008 (Audited)

Condensed Schedules of Investments as of March 31, 2009 (Unaudited) and December 31, 2008 (Audited)

Condensed Statements of Operations for the Three Months Ended March 31, 2009 and 2008 (Unaudited)

Condensed Statements of Changes in Members’ Capital (Net Asset Value) for the for the Three Months Ended March 31, 2009 and 2008 (Unaudited)

Notes to Condensed Financial Statements (Unaudited)

(4)	KMP Futures Fund I LLC (f/k/a WCM Pool LLC) – Second Quarter 2009 Unaudited Financial Statements (Exhibit 99.4)

Report of Independent Registered Public Accounting Firm

Condensed Statements of Financial Condition as of June 30, 2009 (Unaudited) and December 31, 2008 (Audited)

Condensed Schedules of Investments as of June 30, 2009 (Unaudited) and December 31, 2008 (Audited)

Condensed Statements of Operations for the Three Months and Six Months Ended June 30, 2009 and 2008 (Unaudited)

Condensed Statements of Changes in Members’ Capital (Net Asset Value) for the Six Months Ended June 30, 2009 and 2008 (Unaudited)

Notes to Condensed Financial Statements (Unaudited)

(5)	Kenmar Preferred Investments Corp. – 2008 Audited Statement of Financial Condition and Notes (Exhibit 99.5)

Independent Auditor’s Report

Statement of Financial Condition as of December 31, 2008 (Audited)

Notes to Statement of Financial Condition (Audited)

(6)	Kenmar Preferred Investments Corp. – Second Quarter 2009 Unaudited Statement of Financial Condition (Exhibit 99.6)

Statement of Financial Condition as of June 30, 2009 (Unaudited)

(b)	The following exhibits are filed herewith and made a part of this Registration Statement:

Exhibit Number	Description of Document

3.1	Certificate of Formation of KMP Futures Fund I LLC (f/k/a WCM Pool LLC)

3.2	Certificate of Amendment of Certificate of Formation of KMP Futures Fund I LLC

3.3	Amended and Restated Limited Liability Company Operating Agreement of KMP Futures Fund I LLC (f/k/a WCM Pool LLC)

10.1	Advisory Agreement among KMP Futures Fund I LLC (f/k/a WCM Pool LLC), Kenmar Preferred Investments Corp. (f/k/a Preferred Investment Solutions Corp.) and Winton Capital Management Limited

10.2	Services Agreement between Spectrum Global Fund Administration, L.L.C. and KMP Futures Fund I LLC (f/k/a WCM Pool LLC)

10.3	Customer Agreement between the KMP Futures Fund I LLC (f/k/a WCM Pool LLC) and UBS Securities LLC

10.4	Amendment No. 1 to Customer Agreement between KMP Futures Fund I LLC (f/k/a WCM Pool LLC) and UBS Securities LLC

10.5	FX Prime Brokerage Agreement between UBS AG and KMP Futures Fund I LLC (f/k/a WCM Pool LLC)

10.6	ISDA Master Agreement, Schedule thereto and Credit Support Annex between UBS AG and KMP Futures Fund I LLC (f/k/a WCM Pool LLC)

10.7	Amendment to ISDA Master Agreement between UBS AG and KMP Futures Fund I LLC (f/k/a WCM Pool LLC)

10.8	Master Confirmation Agreement for Non-Deliverable Forward FX Transactions between UBS AG and KMP Futures Fund I LLC (f/k/a WCM Pool LLC)

10.9	Master Confirmation for Exotic Options between UBS AG and KMP Futures Fund I LLC (f/k/a WCM Pool LLC)

99.1	Financial Statements of KMP Futures Fund I LLC (f/k/a WCM Pool LLC) (2007 Audited)

99.2	Financial Statements of KMP Futures Fund I LLC (f/k/a WCM Pool LLC) (2008 Audited)

99.3	Financial Statements of KMP Futures Fund I LLC (f/k/a WCM Pool LLC) (First Quarter 2009 Unaudited)

99.4	Financial Statements of KMP Futures Fund I LLC (f/k/a WCM Pool LLC) (Second Quarter 2009 Unaudited)

99.5	Statement of Financial Condition of Kenmar Preferred Investments Corp. (2008 Audited)

99.6	Statement of Financial Condition of Kenmar Preferred Investments Corp. (Second Quarter 2009 Unaudited)

SIGNATURES

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the Registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in The County of Westchester in the State of New York on the 2nd day of November, 2009.

KMP FUTURES FUND I LLC

By:	Kenmar Preferred Investments Corp., its managing member

	By:	/S/ KENNETH A. SHEWER	Date: November 2, 2009
	Name:	Kenneth A. Shewer
	Title:	Co-Chief Executive Officer
(Principal Executive Officer)

	By:	/S/ MARC S. GOODMAN	Date: November 2, 2009
	Name:	Marc S. Goodman
	Title:	Co-Chief Executive Officer
(Principal Executive Officer)